                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-60686


                  Prospectus Supplement dated August 16, 2001
             to Prospectus dated July 6, 2001 of LendingTree, Inc.
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

         (Mark one)
     -----
      X          QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     -----               SECURITIES EXCHANGE ACT OF 1934
                     For the quarterly period ended June 30,
                                      2001

     -----
                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     -----               SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ______ to ______.


                        Commission File Number 000-29215
                                LENDINGTREE, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                         25-1795344
              --------                                         ----------
  (State or other jurisdiction of                           (I.R.S. Employer
   incorporation or organization)                          Identification No.)

        11115 RUSHMORE DRIVE
     CHARLOTTE, NORTH CAROLINA                                    28277
     -------------------------                                    -----
  (Address of principal executive                              (Zip code)
              offices)

                                 (704) 541-5351
              ----------------------------------------------------
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .

         As of July 31, 2001 there were 18,978,815 shares of Common Stock, $.01 par value, outstanding, excluding 812,831 shares of treasury stock.

===============================================================================

                                LENDINGTREE, INC.
                                TABLE OF CONTENTS

                                                                       PAGE
                                                                      NUMBER
                                                                      ------
PART I FINANCIAL INFORMATION:

Item 1.  Financial Statements

          Statements of Operations -
              Three months and six months ended June 30, 2000
              and June 30, 2001 (unaudited)                              3
          Balance Sheets -
              December 31, 2000 and June 30, 2001 (unaudited)            4
          Statements of Cash Flows -
              Six months ended June 30, 2000 and June 30,
              2001 (unaudited)                                           5
          Statement of Changes in Shareholders' Equity (Deficit)-
              June 30, 2001 (unaudited)                                  6
          Notes to Financial Statements                                  7

Item 2.  Management's Discussion and Analysis of
              Financial Condition and Results of Operations             12

Item 3.  Quantitative and Qualitative Disclosures about Market Risk     20


PART II OTHER INFORMATION:

Item 1. Legal Proceedings                                               21

Item 2. Changes in Securities and Use of Proceeds                       21

Item 4. Submission of Matters for a Vote of Security Holders            21

Item 5. Other Information                                               22

Item 6. Exhibits and Reports on Form 8-K                                22

Signature                                                               23


                          ----------------------------


PRODUCTS MENTIONED IN THIS REPORT ARE USED FOR IDENTIFICATION PURPOSES ONLY AND MAY BE TRADE NAMES OR TRADEMARKS OF LENDINGTREE, INC. OR THIRD PARTIES.

                          ----------------------------

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS.


                                LENDINGTREE, INC.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                        FOR THE THREE MONTHS ENDED JUNE 30,  FOR THE SIX MONTHS ENDED JUNE 30,
                                                               2000             2001             2000             2001
                                                             --------         --------         --------         --------
                                                                         (in thousands, except per share data)
Revenue:
         Network                                             $  7,302         $ 13,910         $ 11,675         $ 25,154
         Lend-X technology                                        397            1,899              507            2,911
                                                             --------         --------         --------         --------
             Total revenue                                      7,699           15,809           12,182           28,065
                                                             --------         --------         --------         --------
Cost of revenue:
         Network                                                1,914            3,245            3,455            6,281
         Lend-X technology                                        153              348              275              798
                                                             --------         --------         --------         --------
             Total cost of revenue                              2,067            3,593            3,730            7,079
Gross profit:
         Network                                                5,388           10,665            8,220           18,873
         Lend-X technology                                        244            1,551              232            2,113
                                                             --------         --------         --------         --------
             Total gross profit                                 5,632           12,216            8,452           20,986
Operating expenses:
   Product development                                          1,049            1,164            1,564            2,249
   Marketing and advertising                                   18,734           10,600           33,620           19,474
   Sales, general and administrative                            5,513           11,472           10,699           20,565
                                                             --------         --------         --------         --------
             Total operating expenses                          25,296           23,236           45,883           42,288
                                                             --------         --------         --------         --------
Loss from operations                                          (19,664)         (11,020)         (37,431)         (21,302)
Loss on impaired investments                                       --             (350)              --             (350)
Interest income                                                   885              188            1,422              346
Interest expense and other financing charges                      (17)             (85)             (17)            (128)
                                                             --------         --------         --------         --------
Net loss                                                      (18,796)         (11,267)         (36,026)         (21,434)
                                                             --------         --------         --------         --------
Accretion of mandatorily redeemable
   convertible preferred stock                                     --             (188)              --             (206)
Dividends on mandatorily redeemable
   convertible preferred stock                                     --             (906)          (2,461)            (961)
                                                             --------         --------         --------         --------
Net loss attributable to common shareholders                 $(18,796)        $(12,361)        $(38,487)        $(22,601)
                                                             ========         ========         ========         ========

Net loss per common share - basic and diluted                $  (1.04)        $  (0.66)        $  (2.79)        $  (1.17)
                                                             ========         ========         ========         ========
Weighted average shares used in basic and diluted net
  loss per common share calculation                            18,023           18,765           13,774           19,299
                                                             ========         ========         ========         ========


    The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
                                 BALANCE SHEETS
                                   (UNAUDITED)

                                                                        DECEMBER 31,        JUNE 30,
                                                                            2000              2001
                                                                         ---------         ---------
                                                                                          (unaudited)
ASSETS                                                                         ($ in thousands)
Current assets:
  Cash and cash equivalents                                              $   2,666         $   4,799
  Short-term investments                                                     4,991               549
  Restricted short-term investments                                          5,059             8,685
                                                                         ---------         ---------
    Total cash and cash equivalents, short-term investments and
      restricted short-term investments                                     12,716            14,033
  Accounts receivable, net of allowance for doubtful accounts
   ($649 at December 31, 2000 and $334 at June 30, 2001)                     7,510             8,478
  Prepaid expenses and other current assets                                  1,010             1,036
                                                                         ---------         ---------
     Total current assets                                                   21,236            23,547
Equipment, furniture and leasehold improvements, net                         2,866             2,429
Software,  net                                                               6,475             4,459
Intangible assets,  net                                                      6,204             4,898
Other assets                                                                 1,176             1,332
                                                                         ---------         ---------
     Total assets                                                        $  37,957         $  36,665
                                                                         =========         =========


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable                                                       $   4,778         $   6,481
  Accrued expenses                                                           7,790             9,148
  Current portion capital lease obligations                                    732               755
                                                                         ---------         ---------
      Total current liabilities                                             13,300            16,384
Deposits by subtenants                                                         113               126
Capital lease obligations                                                      848               512
Commitments and contingencies (Note 5)
Mandatorily redeemable securities (Note 4):
  Series A convertible preferred stock, $.01 par value, 8%
   cumulative, 6,885,715 shares authorized, 0 and 6,885,715 shares issued and outstanding at December 31, 2000 and June 30, 2001,
   respectively                                                                 --            22,522
Shareholders' equity (deficit):
Common stock, $.01 par value, 100,000,000 shares authorized,
   19,653,956 and 19,730,312 shares issued at December 31,
   2000 and  June 30, 2001, respectively                                       197               197
Treasury stock (948,971 shares at December 31, 2000 and
  812,831 shares at June 30, 2001, at cost)                                 (5,774)           (5,120)
Additional paid-in-capital                                                 132,080           125,788
Accumulated deficit                                                        (98,149)         (119,583)
Deferred compensation                                                       (3,056)           (1,926)
Notes receivable from officers                                              (1,603)           (2,235)
Unrealized gain on available-for-sale securities                                 1                --
                                                                         ---------         ---------
     Total shareholders' equity (deficit)                                   23,696            (2,879)
                                                                         ---------         ---------
     Total liabilities and shareholders' equity (deficit)                $  37,957         $  36,665
                                                                         =========         =========


   The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                   FOR THE SIX MONTHS ENDED JUNE 30,
                                                                   ---------------------------------

                                                                        2000             2001
                                                                      --------         --------
                                                                           ($ in thousands)
Cash flows used in operating activities:
  Net loss                                                            $(36,026)        $(21,434)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization                                          297            3,894
    Loss on disposal of fixed assets                                        --                3
    Loss on impairment of investment                                        --              350
    Provision for doubtful accounts                                        328              (34)
    Non-cash compensation charges                                        1,042            4,655
    Changes in assets and liabilities:
      Accounts receivable                                               (4,370)            (934)
      Prepaid expenses and other current assets                           (178)             (26)
      Other assets                                                        (344)            (360)
      Accounts payable                                                   2,638            1,703
      Accrued expenses and long term liabilities                         1,211            2,161
                                                                      --------         --------
        Net cash used in operating activities                          (35,402)         (10,022)
                                                                      --------         --------

Cash flows from (used in) investing activities:
  Purchase of short-term investments                                   (47,930)         (13,997)
  Sales of short-term investments                                       56,947           18,438
  Purchase of restricted investments                                   (41,474)         (15,351)
  Sales of restricted investments                                       25,358           11,725
  Investment in another business                                        (2,500)              --
  Investments in software                                                 (432)            (206)
  Purchases of equipment, furniture,
    and leasehold improvements                                            (933)            (111)
                                                                      --------         --------
      Net cash (used in) provided by investing activities              (10,964)             498
                                                                      --------         --------

Cash flows from financing activities:
  Proceeds from sales of common stock and
    warrants and exercise of stock options                                  83              187
  Repayment of officer note received for option exercise                                     68
  Payment of capital lease obligations                                      --             (341)
  Proceeds from sale of mandatorily redeemable
    Series A convertible Preferred Stock and warrants,
    net of offering costs                                                   --           11,743
  Proceeds from initial public offering, net of offering costs          44,811               --
                                                                      --------         --------
      Net cash provided by financing activities                         44,894           11,657
                                                                      --------         --------
Net (decrease) increase in cash and cash equivalents                    (1,472)           2,133
Cash and cash equivalents, beginning of period                           2,419            2,666
                                                                      --------         --------
Cash and cash equivalents, end of period                              $    947         $  4,799
                                                                      ========         ========


    The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                                  JUNE 30, 2001
                                ($ IN THOUSANDS)
                                   (UNAUDITED)

                                                                                                                           TOTAL
                                      COMMON STOCK                                                               NOTES     SHARE-
                                  -----------------            ADDITIONAL                                      RECEIVABLE  HOLDERS'
                                  NUMBER OF          TREASURY    PAID-IN  ACCUMULATED  UNREALIZED   DEFERRED      FROM     EQUITY
                                    SHARES   AMOUNT    STOCK     CAPITAL    DEFICIT       GAINS   COMPENSATION  OFFICERS  (DEFICIT)
                                  ---------- ------  ---------  --------- -----------  ---------- ------------- --------- ---------
Balance at December 31, 2000      19,653,956  $ 197  $ (5,774)  $ 132,080  $ (98,149)      $ 1      $ (3,056)   $ (1,603) $ 23,696
Amortization of deferred
  compensation                                                                                           517                   517
Accrued dividends on Series A
  convertible preferred
  stock (Note 4)                                                     (526)                                                    (526)
Accretion of Series A
  convertible preferred
  stock (Note 4)                                                     (175)                                                    (175)
Officer's non-recourse note
  received for Series A
  convertible preferred stock
  (Note 4)                                                                                                          (700)     (700)
Compensation charge related to
  non-recourse
  officer note (Note 4)                                             4,053                                                    4,053
Issuance of warrants in
  conjunction with revolving
  credit facilities (Note 4)                                          149                                                      149
Issuance of warrants to
  financial advisor for
  services provided (Note 5)                                          431                                                      431
Conversion of equity share
  rights to Series A
  preferred stock (Note 4)                                         (9,367)                                                  (9,367)
Repayment of an officer note
  received for
  option exercise                                                                                                     68        68
Deferred compensation
  adjustment for forfeited
  and amended options                                                (567)                               613                    46
Reissuance of treasury shares
  for employee
  stock purchase plan participants                        654        (477)                                                     177
Exercise of common stock options      76,356                          187                                                      187
Other comprehensive (loss)
  income:
  Unrealized gain,
    available-for-sale securities                                                           (1)
   Net loss                                                                  (21,434)
Total other comprehensive
  (loss) income                                                                                                            (21,435)
                                  ----------  -----  --------   ---------  ----------      ---      --------    --------  ---------
Balance at June 30, 2001          19,730,312  $ 197  $ (5,120)  $ 125,788  $ (119,583)     $ -      $ (1,926)   $ (2,235) $ (2,879)
                                  ==========  =====  ========   =========  ==========      ===      ========    ========  =========


    The accompanying notes are an integral part of these financial statements

                                LENDINGTREE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - THE COMPANY

LendingTree, Inc. was incorporated in the state of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998.

We are a lending exchange empowering consumers, lenders and related service providers. However, we are not a lender; rather, as a lending exchange we seek to drive efficiency and cost savings in the consumer credit markets for consumers, lenders and our business partners.

Our technology platform, Lend-XSM, is the technology that powers our Internet based lending exchange at www.lendingtree.com. Additionally, we have also licensed the use of our Lend-X technology to other businesses and have enabled them to create either private-labeled or co-branded exchanges on their Websites.

Through our marketing efforts we attract consumers to our Website. Consumers then begin the LendingTree process by completing a simple on-line credit request (which we refer to as a "qualification form"). After the consumer completes the qualification form, our Lend-X technology automatically retrieves the credit score for the particular consumer. The consumers' data and credit scores are then compared to the underwriting criteria of the more than 130 lenders participating in our network. Consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than traditional marketing channels. Our lending exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans. Additionally, through our Website we also provide access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

We earn revenue from lenders that pay fees for qualification forms that meet their underwriting criteria and are transmitted to them ("transmission fees") and for loans that they close ("closed-loan fees"). Additionally, in most states, real estate brokers participating in our network pay us a fee when consumers' requests that we transmit to them result in a purchase or sale of a home.

We also license and host our Lend- X technology platform for use by other businesses. This enables these businesses to create their own customized co-branded or private-labeled lending exchanges. These exchanges, powered by Lend-X, may be single lender or multi-lender marketplaces or may provide access to the LendingTree network of more than 130 lenders. Through these Lend-X partnerships, we can earn revenue both from technology fees related to customizing, licensing and hosting the third party exchange, as well as from transactional fees resulting from the volume processed through these partners' exchanges.

NOTE 2 - BASIS OF PRESENTATION:

         Interim Financial Information

Our financial statements include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair presentation of our financial position as of June 30, 2001 and results of operations and cash flows for the interim periods presented. The results of operations for the three months and six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire year.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnotes that are required by generally accepted accounting principles are not included herein. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2000 as reported by us in our Form 10-K, which is filed with the Securities and Exchange Commission.

         Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include percentage complete calculations under long-term contracts, useful lives of long-term assets and the valuation of our common stock, options and warrants. Actual results could differ from those estimates.

         Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. SFAS No. 141 also establishes the criteria for recognition of intangible assets separately from goodwill. We have not yet determined the impact of this new standard.

SFAS No. 142 changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. Thus, amortization of goodwill and certain intangible assets, including goodwill and certain intangible assets recorded in past business transactions, will cease upon adoption of SFAS No. 142, which for companies with calendar year-ends, will be January 1, 2002. We have not yet determined the impact of this new standard.

         Reclassifications

Certain comparative period amounts have been reclassified to conform to current period presentation.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Restricted Investments

As of June 30, 2001, we had $8.7 million of restricted short-term investments of which $8.4 million was held in an escrow account that has been established by us and our advertising agency to maintain funds set aside for non-cancelable and approved expenditures and services of the advertising agency. Disbursements from the escrow account can only be made with signatures from both parties. The fund is used only for advertising costs we have approved in advance. Disbursements from the escrow account are made no sooner than one month following the invoice date for the expenditures. We receive all income earned on funds held in this investment account.

         Advertising Expenses

Advertising expenses consist of certain direct expenses, including television, radio and outdoor advertising campaign costs as well as certain indirect expenses, such as agency fees. We expense advertising costs as incurred. For the three months ending June 30, 2000 and 2001, advertising expenses were $17.8 million and $9.9 million, respectively. For the six months ending June 30, 2000 and 2001 advertising expenses were $31.9 million and $18.3 million, respectively.

         Supplemental Cash Flow Information

For the quarters and the six months ended June 30, 2000 and 2001, we paid interest of less than $0.1 million and paid no income taxes during those periods.

A supplemental schedule of non-cash financing and investing activities follows (in thousands):

                                                             Six Months Ended
                                                                   June 30,
                                                             2000           2001
                                                          ------------------------

Notes receivable issued to officers                         $1,603        $  700
Acquisition of assets through a capital lease                  875            28
Accretion of Series A Preferred Stock                           --           206
Dividends on Series A Preferred Stock                           --           961
Issuance of warrants in conjunction with revolving
  credit facilities                                             --           149
Issuance of warrants to financial advisor in
  connection with Series A Preferred Stock financing            --           431


NOTE 4 - SIGNIFICANT TRANSACTIONS

         Mandatorily Redeemable Series A 8% Convertible Preferred Stock

In March 2001, we issued 3,700,001 shares of mandatorily redeemable Series A 8% Convertible Preferred Stock ("Series A Preferred Stock") to a group of investors for $12.95 million or $3.50 per share. After deducting fees related to this transaction, this resulted in net proceeds to us totaling approximately $11.3 million. We issued an additional 128,571 shares of Series A Preferred Stock on April 30, 2001 at $3.50 per share plus accumulated dividends. After deducting fees related to this second closing, this resulted in net proceeds to us totaling approximately $0.4 million. In addition, we issued and sold 200,000 shares of Series A Preferred Stock to our Chief Executive Officer, funded by a non-recourse promissory note to us, for $0.7 million.

In conjunction with the March 2001 closing of the Series A Preferred Stock, an Equity Rights Certificate issued to an affiliate of Capital Z on September 29, 2000, for $10 million, was converted into 2,857,143 shares of Series A Preferred Stock at an effective rate of $3.50 per share. As of June 30, 2001, there were 6,885,715 shares of Series A Preferred Stock outstanding.

The holders of the Series A Preferred Stock are entitled to receive dividends on the Series A Preferred Stock equal to eight percent (8%) of the stated value per share payable at our option (i) in cash on each quarterly dividend date or (ii) by an upward adjustment to the stated value per share on a quarterly dividend payment date. As of June 30, 2001, we have recorded approximately $0.5 million of these dividends that have increased the carrying value of the preferred stock. However, our net loss attributable to common shareholders includes a total of $1.0 million of dividend charges, reflecting an additional $0.5 million of dividend charges related to the increasing value of the common stock underlying the 8% dividends on the preferred stock. The dividend charges on the 200,000 shares sold to our Chief Executive Officer are recorded as non-cash compensation expense.

We are required to redeem all Series A Preferred Stock shares remaining outstanding on the fifth anniversary of the issue date of such shares at a price of 105% of the then current value per share. We are accreting the value of the preferred stock up to the redemption value of the shares using the effective interest method. This is increasing the value of the Series A Preferred Stock and the charge is included in the computation of net loss attributable to common shareholders. As of June 30, 2001, we have recorded approximately $0.2 million of accretion charges. The accretion charges for the shares sold to our Chief Executive Officer are recorded as non-cash compensation expense.

         Revolving line of credit

In March 2001, LendingTree and the Union Labor Life Insurance Company, on behalf of its separate account P, ("ULLICO"), a current shareholder, entered into an agreement whereby ULLICO provided us with a two year collateralized credit agreement under which we could borrow funds on a revolving basis, up to $5.0 million, subject to certain covenants and restrictions.

As a commitment fee, ULLICO received warrants to purchase 40,000 shares of our common stock with an exercise price of $0.01 per share. Approximately $0.3 million of offering costs, including the estimated fair value of the warrants issued, were recorded as a current asset and were being amortized to interest expense over the life of the revolving line of credit.

In July 2001, in conjunction with the closing of the GE Capital Commercial Services, Inc. ("GE") loan and security agreement and revolving note, LendingTree and ULLICO terminated this agreement with ULLICO. See Subsequent Events Note 7 below.

         Revolving Loan

In March 2001, LendingTree and the Federal Home Loan Mortgage Corporation ("Freddie Mac") (a current customer) entered into a two-year revolving loan agreement whereby Freddie Mac provided us a two-year credit agreement under which we may borrow up to $2.5 million on a revolving basis, subject to certain covenants and restrictions.

As a commitment fee, Freddie Mac received warrants to purchase 12,500 shares of our common stock with an exercise price of $.01 per share. The $35,000 estimated fair value of these warrants, calculated using a valuation model, was recorded as a long-term asset and is being amortized to interest expense over the life of the revolving loan. Additionally, approximately $.1 million of other related offering costs have been recorded as a long-term asset and are also being amortized to interest expense over the life of the revolving loan.

As of June 30, 2001 we had not borrowed and there was no balance outstanding under this revolving loan.

         Equity Line

In March 2001, we entered into a common stock purchase agreement with Paul Revere Capital Partners, Ltd. ("Paul Revere") for the potential future issuance and sale of up to $24 million of our common stock. Under this arrangement, we, at our sole discretion, may exercise up to twenty-four monthly drawdowns under which Paul Revere is obligated to purchase a certain number of shares of our common stock.

If we choose to drawdown the equity line, the minimum amount of any drawdown is $0.1 million and the maximum amount is the greater of (i) $1.0 million and (ii) 20% of the average of the daily volume weighted average price of our common stock for the twenty-two (22) day trading period immediately prior to the date we request a drawdown multiplied by the total trading volume of the common stock for such period. Only one drawdown is allowed in each period of 22 trading days beginning on the date of the drawdown notice. Subject to certain adjustments, the number of shares to be issued on each settlement date will be a number of shares equal to the sum of the quotients (for each trading day within the settlement period) of (x) 1/22nd of the investment amount and (y) the purchase price on each trading day within the settlement period.

Under this arrangement, the price at which we can sell shares of our common stock to Paul Revere is equal to 95% of the daily volume weighted average price of our common stock. We may set a threshold (lowest) price during any drawdown period at which we will sell our common stock in accordance with this agreement.

As of June 30, 2001 there have been no drawdowns under this equity line.

         Other Arrangements

In March 2001, in connection with the sale of the Series A Preferred Stock, we entered into a promissory note and pledge agreement with our Chief Executive Officer to provide him with a $0.7 million loan to acquire 200,000 shares of the Series A Preferred Stock. This note and pledge agreement amends and restates existing notes and pledge agreements with respect to $1.7 million in loans for option exercises. The new note and pledge agreement covers all the loans totaling $2.4 million and under which the Chief Executive Officer has granted us a security interest in all of his shares of common and preferred stock. As a result of this non-recourse promissory note and pledge agreement, we will report periodic changes in the fair value of the underlying pledged securities as non-cash compensation charges. For the three month and six month periods ending June 30, 2001, total non-cash compensation charges related to changes in fair value of the common stock and preferred stock pledged as collateral were approximately $3.2 million and $4.1 million, respectively.

         Option Grants

In January 2000, we granted stock options to purchase 769,225 shares of common stock to employees at an exercise price of $9.28 per share. Based on the difference between the strike price of these options and the fair market value at the date of grant

($11.00), we recorded a deferred compensation charge and have been amortizing it to expense over the options' four year vesting period. In the first six months of 2001, we have adjusted the balance of deferred compensation to reflect forfeited options. The remaining deferred compensation balance at June 30, 2001 is approximately $1.9 million. For the three-month and six-month periods ended June 30, 2000 and 2001, we recorded compensation expenses of $0.3 million and $0.5 million, respectively, related to these options.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

As compensation for services provided related to our Series A Preferred Stock financing, we paid our financial advisor approximately $0.2 million and issued warrants to purchase 56,250 shares of our common stock with an exercise price of $0.01 per share in the quarter ended June 30, 2001. We have a commitment to pay an additional $0.2 million and to issue an additional 56,250 warrants to purchase our common stock with an exercise price of $0.01 per share over the remaining two quarters of 2001.

NOTE 6 - NET LOSS PER COMMON SHARE

Basic and diluted net loss per common share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding. Common stock equivalents, including stock options and warrants, are excluded from the calculation, as their effect would be anti-dilutive to the net loss per common share. The calculation of diluted loss per share for the three months and six months ended June 30, 2000 excludes weighted average options and warrants to purchase approximately 1.4 million and
2.1 million shares, respectively, of common stock as their impact would be anti-dilutive. The calculation of diluted loss per share for the three months and six months ended June 30, 2001 excludes weighted average options and warrants to purchase approximately 1.6 million and 1.3 million shares, respectively, of common stock as their impact would be anti-dilutive.

NOTE 7 - SUBSEQUENT EVENTS

On July 13, 2001, LendingTree and GE entered into a loan and security agreement and revolving credit note. Under these arrangements, GE will provide a two-year senior revolving credit facility providing for borrowings of up to $15 million. The facility has a two-year term under which we have pledged our accounts receivable. As of June 30, 2001 we had net accounts receivable of $8.5 million. Borrowings will be limited to 85% of the eligible accounts receivable and will bear interest at the prime rate. We will also pay GE a fee equal to 0.115% of the eligible accounts receivable arising during the term of the facility. Eligible accounts receivable are subject to significant fluctuation period to period.

As of July 31, 2001, we have borrowed approximately $2.6 million under the GE credit facility principally to fund an advance purchase of measured media advertising (cable television, network television and spot radio). The funds for the advance purchase were put into the escrow account we set up with our advertising agency and are included on our balance sheet as restricted short-term investments.

Concurrent with the closing of this credit facility with GE, LendingTree and ULLICO terminated our revolving credit agreement and we issued ULLICO a termination warrant to purchase 40,000 shares our of common stock at an exercise price of $.01 per share. We will record an expense of approximately $0.2 million for the estimated fair value of these warrants, calculated using a valuation model. Additionally, we will write-off approximately $0.2 million for the remaining deferred offering costs related to this transaction.

A covenant in one our capital lease agreements had required that we maintain a cash balance of not less than $5.0 million throughout the term of the lease. In July 2001, we modified this covenant to require that we maintain a cash balance of not less than $3.0 million throughout the term of the lease. If our cash balance falls below $3.0 million at the end of a period, we will be required to collateralize the balance of the lease with cash. As of June 30, 2001, the balance outstanding under this lease was approximately $0.7 million.

In August 2001, we entered into an amended and restated note and pledge agreement (Pledge Agreement) with our Chief Executive Officer relating to loans totaling approximately $2.7 million under which the Chief Executive Officer had previously acquired 168,000 shares of common and 200,000 shares of preferred stock in LendingTree. The amended and restated note bears interest at a fixed rate of 8% per annum on the unpaid balance of the loan. Interest is payable along with the principal payments on each maturity date (see schedule below) except that payment of $55,000 of the interest accrued through the June 30, 2002 maturity date will be deferred until the June 30, 2003 maturity date.

Under the Pledge Agreement, the Chief Executive Officer has granted us a security interest in 1.1 million shares of his LendingTree common and preferred stock. The Pledge Agreement contains a provision which states that if the value of the collateral divided by the outstanding principal and interest on the note falls below a ratio of 2.8 to 1 the Chief Executive Officer is precluded from selling or transferring these securities without our prior written consent. The Pledge Agreement also specifies that so long as the Chief Executive Officer is employed by us, our sole recourse for satisfaction of the principal obligations under this note will be our rights to the collateral. However, interest obligations accruing under are full recourse.

Annual principal payments on this note are not prepayable and are due on June 30 of each year for five years beginning June 30, 2002 as follows:

         June 30, 2002 - $50,000
         June 30, 2003 - $150,000
         June 30, 2004 - $700,000
         June 30, 2005 - $750,000
         June 30, 2006 - $1,014,000

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

LendingTree, Inc. was incorporated in the state of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998.

We are a lending exchange empowering consumers, lenders and related service providers. However, we are not a lender; rather, as a lending exchange we seek to drive efficiency and cost savings in the consumer credit markets for consumers, lenders and our business partners.

Our technology platform, Lend-X(SM), is the technology that powers our Internet based lending exchange at www.lendingtree.com. Additionally, we have also licensed the use of our Lend-X technology to other businesses and have enabled them to create either private-labeled or co-branded exchanges on their Websites.

Through our marketing efforts we attract consumers to our Website. Consumers then begin the LendingTree process by completing a simple on-line credit request (which we refer to as a "qualification form"). After the consumer completes the qualification form, our Lend-X technology automatically retrieves the credit score for the particular consumer. The consumers' data and credit scores are then compared to the underwriting criteria of the more than 130 lenders participating in our network. Consumers can receive multiple loan offers in response to a single credit request and then compare, review, and accept the offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at a substantially lower cost of acquisition than traditional marketing channels. Our lending exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans. Additionally, through our Website we also provide access to other services related to owning, maintaining or buying and selling a home, including a network of real estate brokers.

We earn revenue from lenders that pay fees for qualification forms that meet their underwriting criteria and are transmitted to them ("transmission fees") and for loans that they close ("closed-loan fees"). Additionally, in most states, real estate brokers participating in our network pay us a fee when consumer's requests that we transmit to them result in a purchase or sale of a home.

We also license and host our Lend-X technology for use by other businesses.
This enables these businesses to create their own customized co-branded or private-label lending exchanges. These exchanges powered by Lend-X may be single lender or multi-lender marketplaces or may provide access to the LendingTree network of more than 130 lenders. Through these Lend-X partnerships, we can earn revenue both from technology fees related to customizing, licensing and hosting the third party exchange, as well as from transactional fees resulting from the volume processed through these partners' exchanges.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO
         THREE MONTHS ENDED JUNE 30, 2000

         REVENUE

Total revenue was approximately $15.8 million in the three months ended June 30, 2001, an increase of $8.1 million from $7.7 million reported in the same period in 2000.

Network

Our network revenue was approximately $13.9 million, or 88% of total revenue, for the three months ended June 30, 2001, compared with approximately $7.3 million, or 95% of total revenue, for the same period in 2000. This revenue growth reflects a substantial increase in volume of qualification forms we transmitted to our lenders and in the amount of revenue earned from closed-loan fees. We attribute the increase in transmission volume (from approximately 178,000 discrete transmitted qualification forms in the three months ended June 30, 2000 to approximately 313,000 in the three months ended June 30, 2001) primarily to the effectiveness of our advertising spending increasing our brand awareness and resulting in significant increases in Website traffic. The increase in closed-loan fees is due not only to the increased transmission volume (particularly in first quarter as a result of the lowering of interest rates in January and February 2001), but also to an increase in the number and variety of lenders on our network. Closed loans increased from 34,000 in the three months ended June 30, 2000 to 76,000 in the three months ended June 30, 2001. The overall increase in network revenue also reflects the impact of the August 2000 addition of realty services to our product offerings.

A portion of our network revenue is attributable to volume generated through various partners' Websites enabled by our Lend-X technology. Certain partners have co-branded or private-labeled loan centers that drive traffic to our Website. This, in turn, results in additional transmission and closed loan fees.

Lend-X technology

Lend-X technology revenue totaled $1.9 million, or 12% of our revenue, for the three months ended June 30, 2001. This is an increase of $1.5 million over the same period in 2000. The growth in Lend-X technology revenue in the three months ended June 30, 2001 is the result of several significant new customizing, licensing and hosting contracts that have been entered into since the second quarter of 2000. One significant customization and enhancement contract entered into during the quarter accounted for 46% of our revenue in this period. The new licensing and hosting contracts contain certain upfront fees that are being recognized as revenue over their expected service periods. These new contracts provide for transactional revenue as well, based on volume that has been enabled by our technology through these customers' sites. For the quarter ended June 30, 2001, two customers accounted for 49% and 29%, respectively, of our total Lend-X technology revenue.

The total of Lend-X technology and network revenue derived from Lend-X partner sources was approximately $1.2 million and $2.4 million, respectively, for the three months ended June 30, 2000 and 2001.

         GROSS PROFIT AND COST OF REVENUE

Gross profit of $12.2 million (77% of total revenue) for the three months ended June 30, 2001 was approximately $6.6 million higher than the same period of 2000, which had gross profit of $5.6 million (73% of total revenue). The improvement in gross margin and gross margin percentage is due to the substantial increase in our revenue, as noted above, without similar, proportionate increases in our costs of revenue. Total revenue increased by 105%, whereas total cost of revenue increased by only 74%.

Total cost of revenue increased $1.5 million from $2.1 million in the three months ended June 30, 2000 to $3.6 in the same period of 2001. This is principally due to increases in variable network costs of revenue and due to the addition of realty services to our product offerings. The most significant portions of our costs of revenue are volume-based. Costs such as credit scoring fees, consumer promotional costs and network hosting expenses tend to increase as volume and revenue increase. However, from second quarter 2000 to second quarter 2001, credit-scoring fees did not increase directly in proportion to our volume increase as a result of vendor price reductions. Network hosting fees also did not increase directly in proportion to our volume increase as a result of some consolidation and restructuring efforts related to our Website servers that have reduced our monthly costs.

Network

For the quarter ending June 30, 2001, variable network costs of revenue were $2.5 million, or approximately $.9 million higher than the same period in 2000. In the second quarter of 2001, variable network cost of revenue included approximately $1.6 million for direct consumer promotion costs associated with customers that qualified for and requested rebates, including $.9 million of rebates to realty services customers. Promotional costs were approximately $.4 million during the second quarter of 2000 and did not include any rebates to realty services customers. During the second quarter of 2000, the most significant direct consumer promotion cost was associated with consumers that requested and qualified for a credit card through the network and also closed a loan through our network of lenders.

Costs of revenue that are not directly volume based, principally personnel costs, increased approximately $.4 million reflecting increased staffing in our implementation and customer care departments. This is also due to the overall business growth, including the addition of realty services to our product offerings.


Lend-X technology

Costs of revenue associated with Lend-X technology are principally employment costs related to customizing and/or implementing Lend-X for partners, as well as ongoing server costs related to hosting Lend-X for these partners. Since we have entered into several new Lend-X technology arrangements since second quarter 2000, these types of costs increased from $0.2 million in the second quarter of 2000 to $0.4 in the second quarter of 2001.

         OPERATING EXPENSES

Product development expense was approximately $1.2 million for the three months ended June 30, 2001 compared to $1.1 million for the same period in 2000. Product development costs consist of expenses incurred related to the ongoing efforts to enhance and maintain the functionality of our Lend-X technology and our Website and include compensation costs, purchased software and consulting costs.

Marketing and advertising expenses decreased $8.1 million to approximately $10.6 million for the three months ended June 30, 2001 compared to $18.7 million for the same period in 2000. Following the launch of our mid-first quarter 2000 national brand-building advertising campaign, we continued to spend significantly on advertising in second quarter 2000 with combinations of network and spot television and radio as well as cable television advertising. During the second quarter of 2001, we were already experiencing high consumer volume on our Website as a result of prior advertising efforts and significant increases in refinance closures due to lower interest rates and as a result we were able to reduce our advertising spending while still growing our network revenue.

Sales, general and administrative expenses increased to $11.5 million for the three months ended June 30, 2001 from $5.5 million for the same period in 2000 primarily due to $3.5 million of expenses related to non-cash compensation charges. Approximately $3.2 million of these non-cash compensation expenses relate to the charge taken as a result of fair value changes of the underlying securities of the Chief Executive Officer's non-recourse promissory note. Additionally, approximately $1.5 million of the increase in sales, general and administrative expenses is due to higher employee compensation and other related costs due to the addition of 60 people during the twelve month period following the second quarter 2000 through second quarter 2001, reflecting the growth in our business. The amortization of the excess purchase price related to the acquisition of certain assets of HomeSpace contributed to $1.2 million of the increase. Depreciation expenses increased $0.5 million from second quarter 2000 to second quarter 2001, reflecting new equipment and software purchases.

We have been able to reduce our spending in certain areas, such as consulting and travel, as well as reduce our bad debt expense. Consulting and travel expenses were lower in second quarter 2001 versus second quarter 2000, by approximately $0.5 million. Bad debt expenses were approximately $0.2 million lower. We believe that we have the current infrastructure and staff necessary to support the forecasted growth and as such we do not expect sales, general and administrative spending, excluding non-cash compensation charges, to continue to grow at these rates in the foreseeable future.

         LOSS ON IMPAIRED INVESTMENT

In February 2000, we made a $2.5 million equity investment in a company providing mortgage marketplace services over the Internet. In December 2000, we determined that the carrying value of this investment was impaired and we wrote the investment down to its estimated fair value of $0.6 million, recording $1.9 million as a non-operating loss on impaired investment. In June 2001, this company and another entered into a merger agreement and received an additional investment of $9.5 million. We determined that the value of our investment in this combined company was further impaired based on our reduced ownership percentage of the combined company, the financial condition of the combined company, the new investors having a liquidation preference of two-times other investors, and the historical losses from operations of both companies before the merger. Accordingly, we wrote down the investment to its estimated fair value of $0.25 million, recording $0.35 million as a non-operating loss on impaired investment.

         INTEREST INCOME

Interest income consists primarily of interest earned on cash and cash equivalents and short-term investments. Interest income decreased to $0.2 million in the three months ended June 30, 2001 from $0.9 million in the same period in 2000. This decrease was primarily due to a higher average cash balance in the first and second quarters of 2000 as a result of the net proceeds from our initial public offering in February 2000.

         OTHER INFORMATION

For the three months ended June 30, 2001, we had losses before taxes, interest, depreciation and amortization and other non-cash compensation charges ("EBITDA Losses") of $5.6 million, which declined 70% from $18.9 million for the three months ended June 30, 2000. Non-cash compensation charges of $0.6 million and $3.5 million are excluded from the EBITDA Losses for the three months ended June 30, 2000 and 2001, respectively.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO
         SIX MONTHS ENDED JUNE 30, 2000

         REVENUE

Total revenue was approximately $28.1 million in the six months ended June 30, 2001, an increase of $15.9 million from $12.2 million reported in the same period in 2000.

Network

Our network revenue was approximately $25.2 million, or 90% of total revenue, for the six months ended June 30, 2001, compared with approximately $11.7 million, or 96% of total revenue, for the same period in 2000. This revenue growth reflects a substantial increase in volume of qualification forms we transmitted to our lenders and in the amount of revenue earned from closed-loan fees. We attribute the increase in transmission volume (from approximately 312,000 discrete transmitted qualification forms in the six months ended June 30, 2000 to approximately 657,000 in the six months ended June 30, 2001) primarily to the effectiveness of our advertising spending resulting in increased brand awareness and as a result of an increase in Website traffic. This increased volume can also be partially attributed to the lowering of interest rates in the January and February of 2001. The increase in closed-loan fees is due not only to the increased transmission volume, but also to an increase in the number and variety of lenders on our network. Closed loans increased from 58,000 in the six months ended June 30, 2000 to 140,000 in the six months ended June 30, 2001. The overall increase in network revenue also reflects the impact of the August 2000 addition of realty services to our product offerings.

A portion of our network revenue is attributable to volume generated through various partners' Websites enabled by our Lend-X technology. Certain partners have co-branded or private-labeled loan centers that drive traffic to our Website. This, in turn, results in additional transmission and closed loan fees.

Lend-X technology

Lend-X technology revenue totaled $2.9 million, or 10% of our revenue, for the six months ended June 30, 2001. This is an increase of $2.4 million over the same period in 2000. The growth in Lend-X technology revenue in the six months ended June 30, 2001 is the result of several significant new customizing, licensing and hosting contracts that have been entered into since the second quarter of 2000. Significant customization and enhancement efforts for one customer accounted for approximately 37% of the revenue during the six-month period ending June 30, 2001. The new licensing and hosting contracts contain certain upfront fees that are being recognized as revenue over their expected service periods. These new contracts provide for transactional revenue as well, based on volume that has been enabled by our technology through these customers' sites. For the six months ended June 30, 2001, two customers accounted for 41% and 30%, respectively, of our total Lend-X technology revenue.

The total of Lend-X technology and network revenue derived from Lend-X partner sources was approximately $2.0 million and $4.0 million, respectively, for the six months ended June 30, 2000 and 2001.

         GROSS PROFIT AND COST OF REVENUE

Gross profit of $21.0 million (75% of total revenue) for the six months ended June 30, 2001 was approximately $12.5 million higher than the same period of 2000, which had gross profit of $8.5 million (69% of total revenue). The improvement in gross margin and gross margin percentage is due to the substantial increase in network revenue and Lend-X technology revenue, as noted above, without similar, proportionate increases in network costs of revenue. Total revenue increased by 130%, whereas total costs of revenue increased by only 90%.

Total cost of revenue increased $3.4 million from $3.7 million in the first six months of 2000 to $7.1 million in the first six months of 2001. This is principally due to increases in variable network cost of revenue and due to the addition of realty services to our product offerings. The most significant portions of our costs of revenue are volume-based. Costs such as credit scoring fees, consumer promotional costs and network hosting expenses tend to increase as volume and revenue increase. However, credit-scoring fees did not increase directly in proportion to our volume increase as a result of vendor price reductions. Network hosting fees decreased by approximately $.2 million as a result of some consolidation and restructuring efforts related to our Website servers that have reduced our monthly costs.

Network

For the six months ending June 30, 2001, variable network costs of revenue were $4.9 million, or approximately $1.9 million higher than the same period in 2000. In the six months ending June 30, 2001, variable network cost of revenue included approximately $2.9 million for direct consumer promotion costs associated with customers that qualified for and requested rebates, including $1.3 million of rebates to realty services customers. Promotional costs were approximately $0.8 million during the six months ending June 30, 2000 and did not include any rebates to realty services customers. During the first six months of 2000, the most significant direct consumer promotion cost was associated with consumers that requested and qualified for a credit card through the network and also closed a loan through our network of lenders.

Costs of revenue that are not directly volume based, principally personnel costs increased approximately $0.9 million reflecting increased staffing in our implementation and customer care departments. This is a result of the overall business growth, including the increase resulting from the addition of realty services to our product offerings.

Lend-X technology

Costs of revenue associated with Lend-X technology are principally employment costs related to customizing and/or implementing Lend-X for partners, as well as ongoing server costs related to hosting Lend-X for these partners. Since we have entered into several new Lend-X technology arrangements since second quarter 2000, these types of costs increased to $0.8 million the first six months of 2001 from $0.3 million the first six months of 2000.

         OPERATING EXPENSES

Product development expense was approximately $2.2 million for the six months ended June 30, 2001 and $1.6 million for the same period in 2000. This increase from 2000 to 2001 is principally related to increased personnel costs. Product development costs consist of expenses incurred related to the ongoing efforts to enhance and maintain the functionality of our Lend-X technology and our Website and include compensation costs, purchased software and consulting costs.

Marketing and advertising expenses decreased $14.1 million to approximately $19.5 million for the six months ended June 30, 2001 compared to $33.6 million for the same period in 2000. During late first quarter and second quarter of 2000, we spent significantly more on advertising as we kicked off our national brand-building advertising campaign with combinations of network and spot television and radio as well as cable television advertising. During the first and second quarters of 2001 we were already experiencing very high consumer volume on our Website as a result of prior advertising efforts and significant increases in refinance closings due to lower interest rates and as a result we were able to reduce our advertising spending while still growing our revenue.

Sales, general and administrative expenses increased to $20.6 million for the six months ended June 30, 2001 from $10.7 million for the same period in 2000 primarily due to $4.6 million of expenses related to non-cash compensation charges. Approximately $4.0 million of these non-cash compensation expenses relate to the charge taken as a result of fair value changes of the underlying securities of the Chief Executive Officer's non-recourse promissory note. Additionally, approximately $3.4 of the sales, general and administrative increase is due to higher employee compensation and other related costs due to the addition of 60 people during the twelve-month period following the second quarter 2000 through second quarter 2001, reflecting the growth in our business. The amortization of the excess purchase price related to the acquisition of certain assets of HomeSpace contributed to $2.4 million of the increase. Depreciation expenses increased $1.0 million from the six months ended June 30, 2000 compared to the six months ending June 30, 2001, reflecting new equipment and software purchases.

We have been able to reduce our spending in certain areas, such as consulting and travel, as well as reduce our bad debt expense. Consulting and travel expenses were lower in second quarter 2001 versus second quarter 2000, by approximately $1.1 million. Bad debt expenses were approximately $0.4 million lower. We believe that we have the current infrastructure and staff necessary to support the forecasted growth and as such we do not expect sales, general and administrative spending, excluding non-cash compensation charges, to continue to grow at these rates in the foreseeable future.

         INTEREST INCOME

Interest income consists primarily of interest earned on cash and cash equivalents and short-term investments. Interest income decreased to $0.3 million in the six months ended June 30, 2001 from $1.4 million in the same period in 2000. This decrease was primarily due to a higher average cash balance in the first and second quarters of 2000 as a result of the net proceeds from our initial public offering in February 2000.

         OTHER INFORMATION

For the six months ended June 30, 2001, we had losses before taxes, interest, depreciation and amortization and other non-cash compensation charges ("EBITDA Losses") of $12.8 million, which declined 65% from $36.1 million for the six months ended June 30, 2000. Non-cash compensation charges of $1.0 million and $4.6 million are excluded from the EBITDA Losses for the six months ended June 30, 2000 and 2001, respectively.


         LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2001, LendingTree had approximately $14.0 million in cash, cash equivalents, restricted short-term investments and short-term investments. Management believes that these existing cash and cash equivalents and short-term investments, the availability of the revolving credit facilities noted above and cash generated from operations will be sufficient to fund our operating and capital needs through 2001.

Although we have historically experienced significant revenue growth and we plan to reduce negative cash flows from future operations, the operating results for future periods are subject to numerous uncertainties. There can be no assurance that revenue growth will continue or that we will be able to achieve or sustain profitability. Hence, our liquidity could be significantly affected. However, if revenue does not grow as anticipated and if we are unable to successfully raise sufficient additional funds through the equity line referred to above, or in another manner, management would reduce discretionary operating expenditures, including advertising and marketing and certain administrative and overhead costs. We believe that available cash will be sufficient to fund our operations and capital expenditures through 2001, after which time, management believes that we will become cash flow positive. Failure to generate sufficient revenue or to reduce costs as necessary could have a material adverse effect on our ability to continue as a going concern and to achieve our business objectives.

Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us. If additional funds are raised through the issuance of equity securities, our shareholders may experience significant dilution.

On July 13, 2001, LendingTree and GE entered into a loan and security agreement and revolving credit note. Under these arrangements, GE will provide a two-year senior revolving credit facility of up to $15 million. The facility has a two-year term under which we have pledged our accounts receivable. As of June 30, 2001, we had net accounts receivable of $8.5 million. Borrowings will be limited to 85% of the eligible accounts receivable and will bear interest at the prime rate. We will also pay GE a fee equal to .115% of the eligible accounts receivable arising during the term of the facility. Eligible accounts receivable are subject to significant fluctuation period to period. As of July 31, 2001, we had borrowed approximately $2.6 million under the GE Credit facility principally to fund an advance purchase of measured media advertising (cable television, network television and spot radio). Due to a currently weak advertising market, we were able to purchase premium advertising programming and lock-in significant cost savings with this advance purchase.

A covenant in one of our capital lease agreements had required that we maintain a cash balance of not less than $5.0 million throughout the term of the lease. In July 2001, we modified this covenant to require that we maintain a cash balance of not less than $3.0 million throughout the term of the lease. If our cash balance falls below $3.0 million at the end of a period, we will be required to collateralize the balance of the lease with cash.

On April 30, 2001, we received approximately $0.4 million; net of approximately $52,000 of offering costs, from the issuance of 128,571 shares of Series A Convertible Preferred Stock.

On March 20, 2001, we received approximately $11.3 million; net of approximately $1.6 million of offering costs, from the issuance of 3,700,001 shares of Series A Convertible Preferred Stock.

On September 29, 2000, we received $10 million from an affiliate of Capital Z, our largest investor, in exchange for an Equity Rights Certificate. In conjunction with the March 20, 2001, Series A Convertible Preferred Stock sale, the Equity Rights Certificate was converted into 2,857,143 million shares of the Series A Convertible Preferred Stock.

On August 2, 2000, we acquired certain assets and assumed certain liabilities of HomeSpace. The consideration paid for the acquired assets consisted of $6.2 million in cash and 639,077 shares of our common stock.

On February 15, 2000, we completed the sale of 4,197,500 shares of our common stock at an initial public offering price of $12.00 per share, raising approximately $44.9 million net of offering costs, underwriting discounts and commissions.

Excluding our initial public offering, we have financed our operations primarily through private placements of securities, raising over $85 million, net of offering costs, since inception.

Restricted cash at June 30, 2001 of $8.7 million includes $8.4 million of investments that are maintained in an escrow account that was established by us and our advertising agency to maintain funds for non-cancelable and approved expenditures and services of the advertising agency. Disbursements from the escrow account can only be made for advertising expenditures we have approved in advance.

Net cash used in operating activities was $35.4 million and $10.1 million in the six months ended June 30, 2000 and 2001, respectively.

         INCOME TAXES

LendingTree has not generated taxable income for federal or state purposes to date and therefore has not paid any federal or state income taxes since inception. Utilization of our net operating loss carryforwards, which begin to expire in 2011, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, due to the uncertainty regarding its realization.

         FORWARD-LOOKING STATEMENTS AND CERTAIN RISKS

This quarterly report on Form 10-Q contains certain forward-looking statements and information based on our beliefs as well as assumptions made by, and information currently available to us. Many statements made in the 10-Q are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not based on historical facts. The words "expects", "anticipates", "estimates", "intends", "believes", "plans" and similar expressions are intended to identify forward-looking statements. These statements include, among others, those relating to the growth of our sales, general and administrative spending in the future; our ability to fund our operating and capital needs through 2001 with our existing cash and cash equivalents, restricted short-term investments and short-term investments, together with availability under our revolving credit facilities; our plans to reduce negative cash flows in the future and our ability to become cash flow positive after 2001. Our actual results could differ materially from the results discussed in any of our forward-looking statements. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

The forward-looking statements reflect our current views with respect to future events and are subject to a number of risks, including, among others, the following: risks related to our financial condition; risks related to our markets and strategy; risks related to the Internet and our technology infrastructure; risks related to legal and regulatory uncertainty and risks related to our stock price and corporate control.

Risks related to our financial condition include the following: if we are unable to obtain additional funds from other financings we may have to significantly curtail the scope of our operations and alter our business model; our business model is unproven and could fail; we have a history of losses and expect losses for 2001; our limited operating history makes our business and prospects difficult to evaluate; our operating results may be negatively impacted by fluctuations in interest rates and substantially all of our assets are pledged under existing revolving credit arrangements and capital lease obligations, and we may be required to collateralize the balance of one of our capital leases with cash.

Risks related to our markets and strategy include the following: our future success is dependent upon increased acceptance of the Internet by consumers and lenders as a medium for lending; lenders in our network are not precluded from offering consumer credit products outside of our exchange; if our participating lenders do not provide competitive levels of service to our consumers, our brand will be harmed and our ability to attract consumers to our Website will be limited; we may not be able to manage our expanding operations effectively; our quarterly operating results are not an indication of our future results and the guidance we provide to analysts may prove to be incorrect; if we are unable to maintain our brand recognition, consumer and lender demand for our service may dwindle; we cannot assure you that any acquisition we elect to make will be successful; and our business could suffer if we lose the services of our Chief Executive Officer.

Risks related to the Internet and our technology infrastructure include the following: we may experience reduced visitor traffic, reduced revenue and harm to our reputation in the event of unexpected network interruptions caused by system failures; breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities; and failure to protect our intellectual property rights could impair our ability to compete effectively.

Risk related to legal and regulatory uncertainty include the following: failure to comply with laws governing our service or material changes in the regulatory environment relating to the Internet could have a material adverse effect on our business; many states require us to obtain licenses to offer our products and we have not obtained those licenses in every state; because some state regulations impose filing obligations on some of our largest stockholders and customers, if any of these parties fail to comply with these filing obligations, we may be unable to obtain or maintain necessary licenses in these states for reasons beyond our control; regulation of the Internet is unsettled, and future regulations could inhibit the growth of the Internet, decrease the number of visitors to our Website or otherwise materially adversely affect our business; and we may be limited or restricted in the way we establish and maintain our online relationships by laws generally applicable to our business.

Risks related to our stock price and corporate control include the following: sales of substantial amounts of our common stock in the public market, including shares issuable upon the conversion of shares of our Series A 8% convertible preferred stock, could reduce the value of our current stockholders' investments; the issuance of shares under our equity line of credit may cause significant dilution to our shareholders and may have an adverse impact on the market price of our common stock; holders of our recently issued our Series A 8% convertible preferred stock have significantly greater rights and preferences than our common stockholders; if our common stock price drops significantly, we may be delisted from the Nasdaq National Market, which could eliminate the trading market for our common stock; we may be unable to access all or part of our equity line facility; it may be difficult for a third party to acquire us, which could depress our stock price; and our executive officers and directors and entities affiliated with them, whose interests may differ from other stockholders, have the ability to exercise significant control over us.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

On July 13, 2001, LendingTree and GE entered into a loan and security agreement and revolving credit note. Under these arrangements, GE will provide a senior revolving credit facility of up to $15 million. The facility has a two-year term under which we have pledged our accounts receivable. As of June 30, 2001, we had net accounts receivable of $8.5 million. Borrowings will be limited to 85% of the eligible accounts receivable and will bear interest at the prime rate. We will also pay GE a fee equal to 0.115% of the eligible accounts receivable arising during the term of the facility. Eligible accounts receivable are subject to significant fluctuation period to period. As of July 31, 2001 the prime rate was 6.75% and we had $2.8 million borrowed under this facility. We currently believe that the possibility of significant fluctuations in the prime rate is low and accordingly the risk to us of material increases in interest expense is also low.

We currently hold no derivative instruments and do not earn foreign-sourced income. All of our transactions occur in U.S. dollars and we do not have any investments in foreign countries. Accordingly, changes in currency exchange rates related to these types of transactions do not have a direct effect on our financial position or results of operations.

We are subject to market risk under our preferred stock and officer pledge agreements related to our recent financing transactions. These agreements expose us to market risk, as they require us to record certain non-cash charges which are based on changes in the fair value of our common stock. Dividends on our Series A Preferred Stock that are paid by increasing the stated value will be recorded based on the fair value of the underlying common stock into which the additional value is convertible. Under the Chief Executive Officer promissory note, we are required to report periodic changes in the fair value of the underlying securities, including accretion of the underlying preferred shares to their redemption value, as non-cash compensation charges. Additionally, one of our credit facility agreements requires that a portion of the quarterly interest payments be in the form of warrants. The amount of interest expense that we will record will be based upon the estimated fair value of the warrants on the date that they are issued.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We were named as one of a number of defendants in a putative class action lawsuit originally filed on September 7, 2000 in California Superior Court in Contra Costa, California. This action for injunctive relief and class action restitution was filed under Cal. Bus. Prof. Code sections 17200 and 17500. The other defendants named in the action are Ohio Savings Bank, Costco Wholesale Corp., Costco Financial Services Inc., First American Title Insurance Company and First American Lenders Advantage.

This case challenges the legality of the payment of premium spreads to HomeSpace Services, Inc. through an affinity lending program with co-defendants Costco Wholesale and Ohio Savings Bank. We acquired certain assets of HomeSpace through an asset purchase on August 2, 2000. LendingTree has vigorously defended against the lawsuit on the grounds that it is not liable for the actions of HomeSpace by virtue of our purchase of certain of its assets. Plaintiffs also asserted that we are paid yield spread premiums as part of the Costco relationship, and sought to enjoin our receipt of such payments and to require certain additional disclosures and consents from borrowers. We do not receive any premium payments, and we do not anticipate receiving any premium payments in the future.

Given the costs and uncertainties of protracted litigation, without admitting any wrong-doing or liability of any kind, we recently settled this case for a nominal amount of money which will not have a material effect on our financial condition, cash flows or results of operations. Plaintiffs have filed a Request for Dismissal as to LendingTree that we expect to be entered by the court shortly.

We were recently the subject of a routine examination conducted by the New York State Banking Department ("NYSBD"). At the close of the examination, during the exit interview, NYSBD examiners raised an issue orally as to whether the we are obligated to make certain mortgage broker disclosures to consumers under New York state law. As of this date, NYSBD has not instituted any investigation or enforcement action. We could face a possible administrative fine and/or penalty. We believe that the NYSBD regulation which triggers the disclosures in question is inapplicable to us. We intend to work with the NYSBD to clarify the application of its regulations to our activities, and, if necessary, to contest any fine or penalty. Although there can be no assurances, we do not believe that the outcome of any proceeding will have a material effect on our financial condition or the results of our operations.

We are involved in other litigation from time to time that is routine in nature and incidental to the conduct of our business. We believe that the outcome of any such litigation would not have a material adverse effect on our financial condition or the results of operations.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

In July 2001, in conjunction with the execution of the GE loan and security agreement and revolving credit note, we terminated our revolving credit facility arrangement with ULLICO. In connection with the termination and in accordance with the terms of the loan and security agreement, we issued ULLICO warrants to purchase 40,000 shares of our common stock, with an exercise price of $.01 per share, in a transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof. See Note 7 to the Financial Statements in Part I, Item 1 above.

On April 30, 2001, we issued 128,571 shares of Series A 8% Convertible Preferred Stock for approximately $.45 million, or $3.50 per share to three accredited investors in a transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 506 thereunder. See Note 4 to the Financial Statements in Part I, Item 1 above.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On May 24, 2001, we held an annual meeting of stockholders. This meeting was held for the following purposes: to elect two members to our board of directors (Richard D. Field and W. James Tozer, Jr.), to consider and vote upon a proposal to approve our 2001 Stock Incentive Plan and to consider and to vote upon a proposal to approve the conversion terms and general voting rights of our Series A Preferred Stock and the issuance of shares of our common stock upon conversion of the Series A Preferred Stock. Our stockholders approved all three motions.

The votes for the approval of our board members were as follows: 17,126,189 votes were cast in favor of the election of Richard D. Field to the board and 170,105 votes were withheld in the election; and 17,126,389 votes were cast in favor of the election of W. James Tozer, Jr. to the board and 169,905 votes were withheld in the election. The vote for the approval of the 2001 stock incentive plan was as follows: 13,243,874 votes for, 1,102,797 votes against and 9,410 votes abstained. The vote for the approval of the conversion terms and general voting rights of the Series A Preferred Stock and the issuance of common stock issuable upon conversion thereof, was as follows: 14,187,331 votes for, 156,231 votes against and 12,519 votes abstained.

ITEM 5. OTHER INFORMATION

On July 26, 2001 we announced that the board of directors had promoted Chief Operating Officer Tom Reddin to President and Chief Operating Officer. Mr. Reddin, 40, joined LendingTree in December of 1999 as Chief Marketing Officer, and was promoted to Chief Operating Officer in May 2000. Before Mr. Reddin joined LendingTree, he worked for Coca-Cola USA as Vice President, Consumer Marketing, where he was responsible for the overall management of the Coca-Cola brand strategy and initiatives. During his career at Coca-Cola USA he also led the business units for several brands portfolios including Powerade, Fruitopia, Nestea, and Minute Made Juices. Prior to his experience at Coca-Cola, Mr. Reddin spent thirteen years with Kraft General Foods managing various business units, including the creation and deployment of significant new business lines that generated more than $150 million in retail sales. Mr. Reddin is a graduate of the University of North Carolina - Chapel Hill, and received his MBA with Honors from New York University.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(a) EXHIBITS:

NUMBER            DESCRIPTION
------            -----------
10.1*             Warrant to purchase 40,000 shares of common stock of
                  LendingTree, Inc. issued to the Union Labor Life Insurance
                  Company, on behalf of its Separate Account P, dated July 31,
                  2001.

10.2*             LendingTree, Inc. Amended and Restated Employee Stock Purchase
                  Plan

10.3*             Promissory Note between LendingTree, Inc. and Douglas R. Lebda

10.4*             Amended and Restated Pledge Agreement Among LendingTree, Inc.
                  and Douglas R. Lebda

99.1              LendingTree, Inc. Shareholder Letter

                  * Contract or agreement required to be filed as an exhibit.

(b) REPORTS ON FORM 8-K:

On July 26, 2001, we filed a report on Form 8-K to report that the LendingTree and GE Capital and Commercial Services, Inc. entered into a loan and security agreement and revolving credit note, report on our second quarter 2001 financial results and announce that we had accepted the resignation of a board member and appointed a new director.

                                    SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     LENDINGTREE, INC.


Date:   August 15, 2001              By:  /s/ Keith B. Hall
       ----------------                  ---------------------------------------
                                         Keith B. Hall, Senior Vice President,
                                         Chief Financial Officer and Treasurer

                                                                    EXHIBIT 10.1

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAW, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (a) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR (b) AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

No. UL-2                                            Number of Shares: 40,000
Date of Issuance: July 31, 2001                     Subject to Adjustment in the
                                                    Manner Described Below

                               WARRANT TO PURCHASE

                      40,000 SHARES (SUBJECT TO ADJUSTMENT)

                               OF COMMON STOCK OF

                                LENDINGTREE, INC.


         LendingTree, Inc., a Delaware corporation (the "COMPANY"), for value received, hereby certifies that The Union Labor Life Insurance Company, a Maryland corporation, on behalf of its Separate Account P (collectively, with its registered assigns the "REGISTERED HOLDER"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time on or after July 31, 2001 until March 7, 2006 (the "EXERCISE PERIOD"), 40,000 (subject to adjustment as provided herein) fully paid and nonassessable shares of the Company's common stock, par value $.01 per share (the "COMMON STOCK"), or any other equity securities or other property that may be issued in addition thereto or in substitution therefor, as provided herein, at a price of $.01 per share (the "EXERCISE PRICE"). The number and character of the shares of Common Stock issuable upon exercise hereof and the purchase price therefor are subject to adjustment as provided below, and the term "Common Stock" shall include, unless the context otherwise requires, the stock and other property at the time receivable upon the exercise of this Warrant or any warrants delivered in substitution or exchange therefor as provided herein (the "WARRANT"). This Warrant is being issued in connection with the termination of the commitment to loan funds under the credit agreement, dated as of March 7, 2001, between the Company and the Registered Holder (the "CREDIT AGREEMENT"). As used herein, the term "WARRANT STOCK" shall mean the Common Stock issuable upon exercise of this Warrant.

         1. EXERCISE.

                  (a) This Warrant may be exercised in whole or part by the Registered Holder at any time during the Exercise Period by surrendering this Warrant at the principal office of the Company (or at such other office or agency as the Company may designate by notice in writing to the Registered Holder pursuant to Section 11 hereto) with the purchase form appended hereto as Appendix A duly executed by such Registered Holder, accompanied by payment in full by cash, check or wire transfer in the amount equal to (i) the number of shares of Warrant Stock for which this Warrant is being exercised multiplied by (ii) the Exercise Price (the "PURCHASE PRICE"). This Warrant may be exercised for less than the full number of shares of Common Stock at the time called for hereby, except that the number of shares receivable upon the exercise of this Warrant as a whole, and the sum payable upon the exercise of this Warrant as a whole, shall be proportionately reduced. Upon a partial exercise of this Warrant in accordance with the terms hereof, this Warrant shall be surrendered, and a new Warrant of the same tenor and for the purchase of the number of such shares not purchased upon such exercise shall be issued by the Company to Registered Holder without any charge therefor.

                  (b) The exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in Section 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Stock shall be issuable upon such exercise as provided in Section 1(d) below shall be deemed to have become the Registered Holder or Registered Holders of record of the Warrant Stock represented by such certificates.

                  (c) Net Issuable Exercise.

                           (i) Notwithstanding the payment provisions set forth above, in lieu of exercising this Warrant in the manner provided above in Section 1(a), the Registered Holder may elect to receive shares of Warrant Stock equal to the value of this Warrant by surrender of this Warrant at the principal office of the Company, together with notice of such election, in which event the Company shall issue to the Registered Holder a number of shares of Warrant Stock computed using the following formula:

                                   X = Y (A-B)
                                         -----
                                           A

         Where X = The number of shares of Warrant Stock to be issued to the Registered Holder.

               Y = The number of shares of Warrant Stock as to which the
                   Warrant is being exercised.

               A = The Fair Market Value (as defined below) of one share of
                   Warrant Stock (at the date of such calculation).

               B = The Exercise Price (as adjusted to the date of such
                   calculation).

                           (ii) "FAIR MARKET VALUE" shall mean, as of any date,
         (i) if shares of the Common Stock are listed on a national securities exchange, the average of the closing prices as reported for composite transactions during the 20 consecutive trading days preceding the trading day immediately prior to such date or, if no sale occurred on a trading day, then the mean between the closing bid and asked prices on such exchange on such trading day; (ii) if shares of the Common Stock are not so listed but are traded on the Nasdaq National Market ("NMM"), the average of the closing prices as reported on the NMM during the 20 consecutive trading days preceding the trading day immediately prior to such date or, if no sale occurred on a trading day, then the mean between the highest bid and lowest asked prices as of the close of business on such trading day, as reported on the NMM; or (iii) if the shares of the Common Stock are not traded on a national securities exchange or the NMM but are otherwise traded over-the-counter, the arithmetic average (for consecutive trading days) of the mean between the highest bid and lowest asked prices as of the close of business during the 20 consecutive trading days preceding the trading day immediately prior to such date as quoted on the National Association of Securities Dealers Automated Quotation system or an equivalent generally accepted reporting service. If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the Fair Market Value shall be such value as agreed upon by the Company and the Registered Holder or, if the Company and the Registered Holder cannot otherwise agree, the Fair Market Value shall be determined by an independent nationally recognized investment banking firm experienced in valuing businesses jointly chosen by the Registered Holder and the Company.

                  (d) As soon as practicable after the exercise of this Warrant, and in any event within ten (10) days thereafter, the Company at its expense will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Registered Holder (upon payment of any applicable transfer taxes ) may direct, a certificate or certificates for the number of shares of Warrant Stock to which such Registered Holder shall be entitled, together with cash, in lieu of any fraction of a share, equal to such fraction of the then Fair Market Value on the date of exercise of one full share of Common Stock.

         2. OTHER ADJUSTMENTS.

                  (a) Stock Dividends, Splits, Combinations, Reclassifications, etc. In the event that the Company shall, at any time after the date of original issuance hereof until the expiration of the Exercise Period, (i) pay a dividend or make a distribution on its Common Stock, (ii) subdivide shares of its outstanding Common Stock into a greater number of shares, (iii) combine its outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the Registered Holder shall be entitled to purchase the aggregate number and kind of shares which, if the Warrant had been exercised at the Exercise Price in effect immediately prior to such event, the Registered Holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, distribution, subdivision, combination or reclassification; and the Exercise Price shall automatically be adjusted immediately after the payment date, in the case of a dividend or distribution, or the effective date, in the case of a subdivision, combination or reclassification, to allow the purchase of such aggregate number and kind of shares.

                  (b) In case of any reclassification or change of the outstanding securities of the Company or of any merger, reorganization or consolidation of the Company (other than a Reorganization (as defined below), causing an adjustment in accordance with Section 3 below) or any similar corporate reorganization on or after the date of original issuance hereof, then and in each such case the Registered Holder of this Warrant, upon the exercise hereof at any time after the consummation of such reclassification, change, merger, reorganization or consolidation, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Registered Holder would have been entitled upon such consummation if such Registered Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in paragraph (a); and in each such case, the terms of this Section 2 shall be applicable to the shares of stock or other securities properly receivable upon the exercise of this Warrant after such consummation.

                  (c) When any adjustment is required to be made pursuant to this Section 2, the Company shall promptly mail to the Registered Holder a certificate setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or property into which this Warrant shall be exercisable following the occurrence of any of the events specified in this Section 2.

         3. REORGANIZATION. Simultaneous with the closing of a consolidation or merger in which the Company is not the surviving entity or the closing of a merger, consolidation, acquisition of all or substantially all of the assets or stock of the Company by another entity (the "SURVIVING ENTITY") as a result of which the stockholders of the Company will own less than 50% of the voting capital stock of the Surviving Entity or the entity that controls such Surviving Entity immediately after the transaction or, in the case of a sale of assets, the Company will own after the transaction less than 50% of the assets owned by the Company prior to the transaction (collectively a "REORGANIZATION") prior to the exercise of the Warrant or the expiration of the Exercise Period, as a result of which the stockholders of the Company receive cash, stock or other property in respect of their shares of Warrant Stock, this Warrant shall become, if it is not already, immediately exercisable. Furthermore, the Surviving Entity will, at the closing of such Reorganization, assume the obligations of the Company hereunder and this Warrant will be exchanged for a warrant to purchase such kind and number of shares of capital stock or other securities or property of the Company or the Surviving Entity to which the Registered Holder would have been entitled if it had held the Warrant Stock issuable upon the exercise hereof immediately prior to such Reorganization, which warrant shall have the same terms and conditions hereof. The Company shall deliver to the Registered Holder notice of the Reorganization no less than thirty (30) business days before the date scheduled for closing of the Reorganization.

         4. SALE OF SHARES BELOW PURCHASE PRICE.

                  (a) If at any time or from time to time the Company sells, or is deemed by the express provisions of this Section 4 to have sold, Additional Shares of Common Stock (as hereinafter defined), other than as a dividend or other distribution on any class of stock as provided in Section 2 and other than upon a subdivision, combination or reclassification of shares of Common Stock as provided in Section 2, for an Effective Price (as hereinafter defined) less than the Fair Market Value, then in such case the number of shares of Warrant Stock for which this Warrant shall thereafter be exercisable shall be adjusted in accordance with the following formula:

                            N' =    N   x      O'
                                           ---------
                                           O + P x A
                                               -----
                                                 M

where:

                  N' = the adjusted number of shares of Warrant Stock.
                  N  = the then current number of shares of Warrant Stock.
                  O  = the number of shares of Common Stock outstanding
                       immediately prior to the issuance or deemed issuance of such Additional Shares.
                  P  = the Effective Price for the issuance or deemed
                       issuance of such Additional Shares.
                  M  = the Fair Market Value per share on the date of
                       issuance or deemed issuance of such Additional Shares.
                  O' = the number of shares of Common Stock outstanding
                       immediately after the issuance or deemed issuance of such Additional Shares.
                  A  = the number of Additional Shares of Common Stock
                       deemed to have been issued.

                  The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

                  Upon each adjustment of the number of shares of Warrant Stock issuable upon exercise hereof pursuant to this Section 4(a), the Exercise Price shall be adjusted as follows:

                                   E'= E x N
                                           -
                                           N'

where:

                  N' = the adjusted number of shares of Warrant Stock issuable upon exercise of this Warrant.
                  N  = the number or shares of Warrant Stock previously
                       issuable upon exercise of this Warrant by payment prior to the adjustment.
                  E' = the adjusted Exercise Price.
                  E  = the Exercise Price prior to adjustment.

provided, however, that in no event shall the Exercise Price be reduced below the par value of shares of Common Stock for which this Warrant is exercisable.

                  (b) For the purpose of making any adjustment required under this Section 4, the consideration received by the Company for any issue or sale of securities shall (i) to the extent it consists of cash be computed at the amount of cash received by the Company, (ii) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board of Directors of the Company (the "Board") and as reasonably agreed to by the Registered Holder, (iii) if Additional Shares of Common Stock, Convertible Securities (as hereinafter defined) or rights or options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board and as reasonably agreed to by the Registered Holder to be allocable to such Additional Shares of Common Stock, Convertible Securities or rights or options, and (iv) be computed after reduction for all indemnity fees, discounts and commissions and placement or similar fees.

                  (c) For the purpose of the adjustment required under this
Section 4, if the Company issues or sells any rights or options for the purchase of, or stock or other securities convertible into or exchangeable for, Additional Shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter referred to as "Convertible Securities") and if the Effective Price of such Additional Shares of Common Stock is less than the Fair Market Value then in effect, then in each case the Company shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of Additional Shares of Common Stock issuable upon exercise, conversion or exchange thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Company for the issuance of such rights or options or Convertible Securities, plus, in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion or exchange thereof. No further adjustment of the number of shares of Warrant Stock issuable hereunder, adjusted upon the issuance of such rights, options or Convertible Securities, shall be made as a result of the actual issuance of Additional Shares of Common Stock on the exercise of any such rights or options or the conversion or exchange of any such Convertible Securities. If any such rights or options or the conversion or exchange privilege represented by any such Convertible Securities shall expire without having been exercised, converted or exchange, the number of shares of Warrant Stock issuable hereunder shall be readjusted to the number which would have been in effect had an adjustment been made on the basis that the only Additional Shares of Common Stock so issued were the Additional Shares of Common Stock, if any, actually issued or sold on the exercise of such rights or options or rights of conversion or exchange of such Convertible Securities, and such Additional Shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised, plus the consideration received for issuing or selling the Convertible Securities actually converted or exchanged, plus the consideration, if any, actually received by the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) on the conversion or exchange of such Convertible Securities.

                  (d) For the purpose of the adjustment required under this
Section 4, if the Company issues or sells, or is deemed by the express provisions of this subsection to have issued or sold, any rights or options for the purchase of Convertible Securities and if the Effective Price of the Additional Shares of Common Stock underlying such Convertible Securities is less than the Fair Market Value then in effect, then in each such case the Company shall be deemed to have issued at the time of the issuance of such rights or options the maximum number of Additional Shares of Common Stock issuable upon conversion or exchange of the total amount of Convertible Securities covered by such rights or options and to have received as consideration for the issuance of such Additional Shares of Common Stock an amount equal to the amount of consideration, if any, received by the Company for the issuance of such rights or options, plus the minimum amounts of consideration, if any, payable to the Company upon the exercise of such rights or options and plus the minimum amount of consideration, if any, payable to the Company (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities) upon the conversion or exchange of such Convertible Securities. No further adjustment of the number of shares of Warrant Stock issuable hereunder, adjusted upon the issuance of such rights or options, shall be made as a result of the actual issuance of the Convertible Securities upon the exercise of such rights or options or upon the actual issuance of Additional Shares of Common Stock upon the conversion or exchange of such Convertible Securities. The provisions of paragraph (c) above for the readjustment of the number of shares of Warrant Stock issuable hereunder upon the expiration of rights or options or the rights of conversion or exchange of Convertible Securities shall apply mutatis mutandis to the rights, options and Convertible Securities referred to in this paragraph (d).

                  (e) "ADDITIONAL SHARES OF COMMON STOCK" shall mean all shares of Common Stock (or rights or options to acquire Common Stock) issued or deemed to be issued by the Company on or after the Issue Date, whether or not subsequently reacquired or retired by the Company, other than (i) shares of Common Stock issued upon the exercise of this Warrant or the Convertible Securities, (ii) shares issued pursuant to any agreement made or executed prior to March 7, 2001 and disclosed in, or in the exhibits to, the Credit Agreement, including Shares issued pursuant to Financing Transactions (as such term is defined in the Credit Agreement), (iii) shares issued pursuant to the 1997 Stock Option Plan, the 1998 Stock Option Plan, the Amended and Restated 1999 Stock Option Plan, the 2001 Stock Option Plan, and the Employee Stock Purchase Plan (each as in effect, and with respect to securities issuable thereunder, on March 7, 2001), (iv) shares of Common Stock issuable upon exercise of the warrants set forth on Schedule A attached hereto and (v) shares of Common Stock issued or issuable to vendors, consultants or third parties and approved by the Board of Directors. The "Effective Price" of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold by the Company under this Section 4, into the aggregate consideration received, or deemed to have been received, by the Company for such issue under this Section 4, for such Additional Shares of Common Stock.

                  (f) Any reduction in the conversion price of any Convertible Security, whether outstanding on the Issue Date or thereafter, or the exercise price of any option, warrant or right to purchase Common Stock or any Convertible Security (whether such option, warrant or right is outstanding on the Issue Date or thereafter), to an Effective Price less than the then Fair Market Value shall be deemed to be an issuance of such Convertible Security and the issuance of all such options, warrants or subscription rights, and the provisions of Section 4(c) and (d) shall apply thereto mutatis mutandis.

                  (g) In case any shares of stock or other securities, other than Common Stock of the Company, shall at the time be receivable upon the exercise of this Warrant, and in case any additional shares of such stock or any additional such securities (or any stock or other securities convertible into or exchangeable for any such stock or securities) shall be issued or sold for a consideration per share such as to dilute the purchase rights evidenced by this Warrant, then and in each such case the number of shares of Warrant Stock issued hereunder shall forthwith be adjusted, substantially in the manner provided for above in this
Section 4, so as to protect the holder of this Warrant against the effect of such dilution.

                  (h) In case the Company shall take a record of the holders of shares of its stock of any class for the purpose of entitling them (i) to receive a dividend or a distribution payable in Common Stock or in Convertible Securities, or (ii) to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, then, for purposes of this Warrant, such record date shall be deemed to be the date of the issue or sale of the Additional Shares of Common Stock issued or sold or deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution, or the date of the granting of such rights of subscription, purchase or other acquisition, as the case may be.

         5. TRANSFERS. This Warrant shall be transferred by the Registered Holder only (i) in a widely disbursed public distribution; (ii) in a private sale in which no single party acquires warrants exercisable for more than two percent of the Company's voting shares; or (iii) to a single party owning a majority of the Common Stock. Notwithstanding the foregoing, neither this Warrant nor any securities purchased upon exercise of this Warrant may be transferred unless either (i) such transfer is registered under the Securities Act of 1933 (the "SECURITIES ACT") and any applicable state securities or blue sky laws or (ii) the transfer is exempt from the prospectus delivery and registration requirements of the Securities Act and any applicable state securities or blue sky laws. If the Registered Holder wishes to transfer the shares pursuant to (ii) above and in the good faith determination of the General Counsel (and/or outside counsel) of the Company), there is a reasonable basis for the belief that such transfer would require registration under the Securities Act and/or any applicable state securities or blue sky laws, the Company may require that the Registered Holder furnish the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Securities Act and any applicable state securities or blue sky laws. Upon any transfer of all or a portion of the Warrant in compliance with this Section 5 and Section 12, the transferee shall be deemed a Registered Holder.

         6. LEGEND. A legend setting forth or referring to the above restrictions shall be placed on this Warrant, any replacement hereof and any certificate representing a security issued pursuant to the exercise hereof, and a stop transfer restriction or order shall be placed on the books of the Company and with any transfer agent until such securities may be legally sold or otherwise transferred; provided, however, that such legend shall not be required and a stop transfer restriction order shall not be placed if (i) in the opinion of counsel to the Registered Holder (which shall be reasonably satisfactory to the Company) registration of any future transfer is not required by the applicable provisions of the Securities Act, (ii) the Company shall have waived the requirements of such legends or (iii) the transfer of Warrant Stock shall be made in compliance with the requirements of Rule 144(k).

         7. REGISTERED HOLDER ITS OWNER. Except as provided in Section 5 hereto, the Company may deem and treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes regardless of any notice to the contrary.

         8. NO IMPAIRMENT. The Company will not, by amendment of its certificate of incorporation or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder of this Warrant against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any share of stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise, and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares upon the exercise of all Warrants at the time outstanding.

         9. EXPIRATION. This Warrant (and the right to purchase securities upon exercise hereof) shall be void and all rights represented thereby shall cease unless exercised during the Exercise Period. All restrictions set forth herein on the shares of capital stock issued upon exercise of any rights hereunder shall survive such exercise and expiration of the rights granted hereunder.

         10. REGISTRATION RIGHTS.

                  (a) The Warrant Stock is entitled to the benefits of that certain Registration Rights Agreement among the Company, the Registered Holder and other parties thereto dated the "Closing Date" (as defined in the Credit Agreement), and shall be deemed "Registrable Shares" for all purposes thereunder.

         11. NOTICES OF CERTAIN TRANSACTIONS. In case:

                  (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution other than as described in Section 2, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

                  (b) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

                  (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend distribution right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for the securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice.

         12. RESERVATION OF STOCK; TAXES. The Company will at all times reserve and keep available, solely for the issuance and delivery upon the exercise of this Warrant, such shares of Common Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant. The Company covenants that all Common Stock that may be issued upon the exercise of rights represented by this Warrant will, upon exercise, be fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue (other than taxes in respect of any transfer occurring contemporaneously with such issue). The Company shall pay all taxes and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of the certificates representing Common Stock issued hereunder.

         13. EXCHANGE OF WARRANT. Upon the surrender by the Registered Holder of this Warrant, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Registered Holder, at the Company's expense, a new Warrant of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock called for on the face or faces of the Warrant so surrendered.

         14. REPLACEMENT OF WARRANT. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

         15. MAILING OF NOTICES. Any notices required or permitted pursuant to this Warrant shall be in writing and shall be deemed sufficient (i) immediately when delivered personally or by facsimile, (ii) twenty-four (24) hours after being deposited with an overnight courier service (e.g. Federal Express) for next day delivery, or (iii) seventy-two (72) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed as follows:

         If to the Registered Holder:

         Union Labor Life Insurance Company
         111 Massachusetts Avenue, N.W.
         Washington, D.C. 20001
         Facsimile:  (202) 682-4690
         Attention:  Mr. Robert Kennedy

         With a copy to:

         Paul, Hastings, Janofsky & Walker LLP
         555 South Flower Street, Suite 2300
         Los Angeles, California 90071
         Facsimile:  (213) 627-0705

         Attention:  Craig S. Seligman, Esq.

         If to the Company:

         LendingTree, Inc.
         11115 Rushmore Drive
         Charlotte, North Carolina 28277
         Facsimile:  (704)  540 - 2486
         Attention: Keith Hall, Robert J. Flemma, Jr., Matt Packey

         with a copy to:

         Kennedy Covington Lobdell & Hickman, L.L.P.
         100 North Tryon Street, Suite 4200
         Charlotte, North Carolina 28202-4006
         Facsimile:  (704)  331-7598
         Attention:  Sean M. Jones, Esq.

         Each of the foregoing parties shall be entitled to specify a different address by giving five (5) days' advance written notice as aforesaid to the other parties.

         16. NO RIGHTS AS STOCKHOLDER. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company; and except as otherwise provided herein, no dividend or interest shall be payable or shall accrue in respect of this Warrant or the Warrant Stock purchasable hereunder unless, until and to the extent that this Warrant shall be exercised.

         17. NO FRACTIONAL SHARES. No fractional shares of Warrant Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the Fair Market Value of one share of Warrant Stock on the date of exercise, as determined in accordance with Section 1(c)(ii).

         18. AMENDMENT OR WAIVER. This Warrant or any provision thereof may be changed, waived, discharged or terminated only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

         19. HEADINGS. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.


         20. GOVERNING LAW. THIS WARRANT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

         21. SUCCESSORS AND ASSIGNS. This Warrant shall be binding upon the Company and inure to the benefit of the Registered Holder and its successors and assigns.

         IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

                                              LendingTree, Inc.



                                              By: /s/ Douglas R. Lebda
                                              Name:Douglas R. Lebda
                                              Title: Chief Executive Officer

                                                                      APPENDIX A

                                FORM OF PURCHASE

[To be executed only upon exercise of Warrant]


To LendingTree, Inc.:

The undersigned registered holder of the within Warrant hereby irrevocably exercises such Warrant for, and purchases thereunder, [ ] shares of Warrant Stock of LendingTree, Inc. and herewith makes payment of $ therefor OR by conversion of ______% of the Warrant, and requests that the certificates for such shares be issued in the name of, and delivered to, whose address is set forth below.

Date:
                                     ------------------------------------------
                                     (Signature must conform in all respects to name of holder as specified on the face of Warrant)


                                     ------------------------------------------
                                     (Street Address)

                                     ------------------------------------------
                                     (City) (State) (Zip Code)

                                                                      APPENDIX B

                               FORM OF ASSIGNMENT


FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock set forth below:

                                    Name of Assignee ___________________________
                                    Address_____________________________________
                                    No. of Shares_______________________________


and does hereby irrevocably constitute and appoint __________________________ Attorney to make such transfer on the books of Lending Tree, Inc., maintained for the purpose, with full power of substitution in the premises.

                                    DATED:_________________________


                                    -------------------------------
                                    (Signature)


                                    -------------------------------
                                    (Witness)

                                                                      SCHEDULE A


           LAST                              FIRST                WARRANTS       PRICE
           ----                              -----                --------       -----
CSW # 1    Phoenix Strategic Capital Corp.                           9,525       $ 4.72
CSW # 2    Seacris Group, Ltd.                                      63,500       $ 4.72
CSW # 3    Field                             Richard                16,510       $ 7.87
CSW # 4    Tozer                             James                       -       $ 7.87
CSW # 5    Hovde Financial Corp                                      9,144       $ 7.87
CSW # 6    Garrity Investments LLC                                  15,240       $ 7.87
CSW # 7    Schiebler                         William                 7,620       $ 7.87
CSW # 8    Georgescu                         Barbara & Peter         7,620       $ 7.87
CSW # 9    Prince                            John                    4,572       $ 7.87
CSW # 10   Prince                            John, ACF Courtney      1,524       $ 7.87
CSW # 11   Prince                            John, ACF Matthew       1,524       $ 7.87
CSW # 12   Hovde Financial Corp                                      6,096       $ 7.87
CSW # 13   ULLICO Separate Acct P                                  381,000       $ 4.72
CSW # 14   Prudential Securities Inc.                              127,000       $12.00
CSW # 14   CNBC                                                     95,250       $ 7.87
CSW # 16   CNBC                                                     95,250       $ 7.87
CSW # 17   Tozer-Roddy  Katherine                                    2,540       $ 7.87
CSW # 18   Roddy, Jr.                        James                   2,540       $ 7.87
CSW # 19   Tozer-Brown                       Farran                  2,540       $ 7.87
CSW # 20   Brown                             Robert                  2,540       $ 7.87
CSW # 21   Tozer                             Elizabeth               2,540       $ 7.87
CSW # 22   Tozer                             Charlotte               2,540       $ 7.87
CSW # 23   Shah                              Raju                    1,270       $ 7.87
CZ-1       Capital Z (comm. fee)                                   135,000
                                                                   =======
                                                                   992,885

In addition, in connection with and as payment for the advisory services performed by Merrill Lynch in connection with the Financing Transactions (as such term is defined in the Credit Agreement), the Company has agreed to issue Merrill Lynch warrants to purchase up to 112,500 shares of Common Stock at an exercise price of $.01 per share (56,250 of which have been issued as of July 13, 2001).

                                                                    EXHIBIT 10.2

                                LENDINGTREE, INC.
                          EMPLOYEE STOCK PURCHASE PLAN


                Amended and Restated Effective as of July 1, 2001


         1. Purpose. The LendingTree, Inc. Employee Stock Purchase Plan, as amended and restated (the "Plan"), is established for the benefit of employees of LendingTree, Inc., a Delaware corporation, and its Designated Subsidiaries. The Plan is intended to provide the employees of the Employer with an opportunity to purchase shares of common stock of the Company. It is the intention of the Company that the Plan qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and the provisions of the Plan shall be construed in a manner consistent with the requirements of the Internal Revenue Code.

         2. Definitions.

                  (a) "Board" shall mean the Board of Directors of the Company.

                  (b) "Change in Capitalization" shall mean any increase, reduction, or change or exchange of Shares for a different number or kind of shares or other securities of the Company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, Share dividend, Share split or reverse Share split, combination or exchange of Shares, repurchase of Shares, change in corporate structure or otherwise.

                  (c) "Change in Control" of the Company shall be deemed to occur upon the first to occur of the following: (i) the acquisition by any Person of shares of the Company's stock representing more than fifty percent (50%) of the total voting power of the Company; (ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; (iii) any merger, share exchange, consolidation or other reorganization or business combination in which the Company is not the surviving or continuing corporation or in which the Company's stockholders do not control greater than fifty percent (50%) of the voting power of the surviving or continuing corporation, or in which the Company's stockholders become entitled to receive cash, securities of the Company other than voting common stock, or securities of another issuer; or (iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

                  (d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time. A reference to a particular section of the Code shall include reference to any regulations issued under the section and to the corresponding section of any subsequently enacted federal revenue law.

                  (e) "Committee" shall mean the Compensation Committee or any other committee of members of the Board appointed by the Board to administer the Plan and to perform the functions set forth herein.

                  (f) "Company" shall mean LendingTree, Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

                  (g) "Compensation" shall mean the fixed salary, wages, commissions, overtime pay and bonuses paid by an Employer to an Employee as reported by the Employer to the United States government for Federal income tax purposes, including an Employee's portion of any compensation deferral contributed on the Employee's behalf to a plan described in Section 401(k) of the Code, any amount excludable pursuant to Section 125 of the Code and any compensation deferral made under a non-qualified deferred compensation plan, but excluding any foreign service allowance, severance pay, expense reimbursement or any credit or benefit under any employee plan maintained by the Employer (other than those described above).

                  (h) "Continuous Status as an Employee" shall mean the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of a leave of absence agreed to in writing by the Employee's Employer, if such leave is for a continuous period of not more than ninety (90) days or, if longer, re-employment upon the expiration of such leave is guaranteed by contract or statute.

                  (i) "Designated Subsidiary" shall mean (1) any wholly-owned Subsidiary of the Company, or (2) any Subsidiary of the Company that the Board designates from time to time in its sole discretion as eligible to participate in the Plan, which may include any corporation that becomes a Subsidiary of the Company after the adoption of the Plan.

                  (j) "Employee" shall mean any person, including an officer, who as of an Offering Date has been regularly employed on a full-time basis by the Company or a Designated Subsidiary of the Company for at least six (6) months; provided, however, that any individual who is employed on a full-time basis as of the first Offering Date under the Plan shall be entitled to participate in the first Offering Period under the Plan.

                  (k) "Employer" shall mean, as to any particular Employee, the corporation which employs such Employee, whether it is the Company or a Designated Subsidiary of the Company.

                  (l) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  (m) "Exercise Date" shall mean the last business day of each Purchase Period, except as the Committee may otherwise provide.

                  (n) "Fair Market Value" per Share as of a particular date shall mean (i) the closing sales price per Share on such date, as reported by the Composite Transactions reporting system or if not so reported, as reported by the New York Stock Exchange or (ii) in the event the Shares are not traded on such date, the closing price per Share, as so reported in the immediately preceding date on which trading occurred, or if not so reported, as reported by any national securities exchange on which the Shares are listed.

                  (o) "Offering Date" shall mean the first Trading Day of each Offering Period of the Plan. The Offering Date of an Offering Period is the grant date for the options offered in such Offering Period.

                  (p) "Offering Period" shall mean a period as described in
Section 4 hereof.

                  (q) "Parent" shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of granting an option, each of the corporations other than the Company owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

                  (r) "Participant" shall mean an Employee who participates in the Plan.

                  (s) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

                  (t) "Plan" shall mean the LendingTree, Inc. Employee Stock Purchase Plan, as amended and restated, and as may be further amended from time to time.

                  (u) "Plan Year" shall mean the calendar year, except that the first Plan Year shall begin the date the Company's registration statement filed in connection with the initial public offering is declared effective by the Securities and Exchange Commission and shall end on the next December 31.

                  (v) "Purchase Period" shall mean each approximately six-month period, within an Offering Period, commencing on the Trading Day next following the last previous Exercise Date in such Offering Period and ending with the next Exercise Date in such Offering Period, except that the first Purchase Period of any Offering Period shall commence on the first Trading Day of such Offering Period and end with the next Exercise Date.

                  (w) "Share" shall mean a share of the common stock, par value $.01 per share, of the Company.

                  (x) "Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting an option, each of the corporations other than the last corporation in the unbroken chain owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

                  (y) "Trading Day" shall mean a day on which national stock exchanges and the NASDAQ system are open for trading.

         3. Eligibility.

         (a) Subject to the requirements of subsection (b) hereof, any person who is an Employee as of an Offering Date shall be eligible to participate in the Plan and be granted an option for the Offering Period commencing on such Offering Date.

         (b) Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option under the Plan to the extent that:

                  (i) immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to
         Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary or Parent of the Company, or

                  (ii) such Employee's right to purchase stock under all employee stock purchase plans of the Company and any Subsidiary or Parent of the Company, including this Plan, accrues at a rate which exceeds twenty-five thousand dollars ($25,000) of the Fair Market Value of such stock for any calendar year in which such option would be outstanding at any time. For purposes of this limit, the Fair Market Value of the stock shall be determined at the Offering Date on which the option is granted.

Any amounts received from an Employee which cannot be used to purchase Shares under this Plan as a result of these limitations will be returned as soon as possible to the Employee without interest.

         4. Offering Periods. The Plan shall be implemented by a series of consecutive, overlapping Offering Periods. The first such Offering Period shall commence on the first Trading Day on or following July 1, 2000 and shall end on the last Trading Day on or before December 31, 2001. Unless otherwise determined by the Committee, each subsequent Offering Period shall have a duration of two
(2) years, commencing on the first Trading Day on or after January 1 and July 1 of each year. The Plan shall continue until terminated in accordance with
Section 19 hereof. Subject to Section 19 hereof, the Committee shall have the power to change the duration and/or the frequency of Offering Periods and/or Purchase Periods with respect to future offerings and shall use its best efforts to notify Employees of any such change at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any option granted hereunder be exercisable more than twenty-seven (27) months from its date of grant.

         To the extent permitted by any applicable laws, regulations, or stock exchange rules, if the Fair Market Value of the Shares on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Shares on the Offering Date of such Offering Period, then all Participants in such Offering Period shall be automatically withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

         5. Participation; Grant of Option; Price.

                  (a) Each eligible Employee may elect to become a Participant in the Plan with respect to an Offering Period, by filing a subscription agreement with his or her Employer authorizing payroll deductions in accordance with Section 6 hereof and filing it with the Company or the Employer in accordance with the form's instructions at least ten (10) business days prior to the applicable Offering Date, unless a later time for filing the subscription agreement is set by the Committee for all Employees with respect to a given offering. Such authorization will remain in effect for subsequent Offering Periods, until modified or terminated by the Participant by giving written notice to his or her Employer prior to the next occurring Exercise Date. Additionally, a Participant may participate to a greater extent by authorizing reinvestment of dividends on the Shares held in his or her account (by giving written notice to the Company).

                  (b) On each Offering Date, the Company shall commence an Offering Period by granting to a Participant an option to purchase on each Exercise Date during the Offering Period a number of Shares determined by dividing the amounts credited to the Participant's account (as described in Sections 6 and 10) by the applicable option exercise price (as described in
Section 5(c)). However, in no event may a Participant be permitted to purchase more than 25,000 Shares during each Purchase Period or more than 25,000 Shares during any calendar year. Such limits shall be subject to adjustment pursuant to
Section 17. Options shall also be subject to the limitations set forth in Sections 3(b)(ii) and 11(a). Each option shall be exercisable only on the Exercise Date. The option shall expire on the last day of the Offering Period.

                  (c) The option price per Share during an offering shall be eighty-five percent (85%) of the Fair Market Value of a Share on (i) the Offering Date or (ii) the Exercise Date, whichever is lower

         6. Payroll Deductions.

                  (a) Subject to Section 5(a) hereof, a Participant may, in accordance with rules and procedures adopted by the Committee, authorize a payroll deduction of any whole percentage from one percent (1%) to twenty percent (20%) of such Participant's Compensation each pay period (the permissible range within such percentages to be determined by the Committee from time to time). All payroll deductions made by a Participant shall be credited to such Participant's account under the Plan. Participants may not make contributions to their accounts other than through payroll deduction.(a)

                  (b) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a Participant's payroll deductions may be decreased to zero percent (0%) at any time during a Purchase Period. Payroll deductions shall recommence at the rate provided in such Participant's subscription agreement at the beginning of the first Purchase Period which is scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 9 hereof.

                  (c) If a Participant withdraws from the Plan as provided in
Section 9, his or her payroll deductions will terminate for the Purchase Period in which such withdrawal occurs. A Participant may increase or decrease the rate of his or her payroll deductions not more than once during an Offering Period by completing and filing with the Employer a new subscription agreement authorizing a change in payroll deduction rate. The Committee may, in its discretion, limit the number of rate changes by a Participant during an Offering Period. A change in rate shall be effective as of the next payroll period following the date of filing of the new subscription agreement.

         7. Exercise of Option.

                  (a) Unless a Participant withdraws from the Plan as provided in Section 9 hereof, or unless the Committee otherwise provides, such Participant's election to purchase Shares shall be exercised automatically on the Exercise Date, and the maximum number of Shares (including any fractional Share) subject to such option will be purchased for such Participant at the applicable option price with (i) the accumulated payroll deductions and (ii) cash dividends paid on Shares which have been credited to the Participant's account under the Plan pursuant to Section 10 hereof.

                  (b) Any cash balance remaining in a Participant's account after the termination of an Offering Period will be carried forward to purchase Shares during the next Offering Period if the Participant has elected to continue to participate in the Plan. If the Participant has not elected to continue to participate in the Plan, the Participant will receive a cash payment equal to the cash balance of his or her account.

                  (c) The Shares purchased upon exercise of an option hereunder shall be credited to the Participant's account under the Plan as of the Exercise Date and shall be deemed to be transferred to the Participant on such date (except that no Shares purchased during the first Offering Period hereunder shall be credited to the Participant's account until payment of the aggregate option price has been completed within the Offering Period). Except as otherwise provided herein, the Participant shall have all rights of a shareholder with respect to such Shares upon their being credited to the Participant's account.

         8. Delivery of Shares.

                  (a) As promptly as practicable after receipt by the Company of a written request for withdrawal of Shares from any Participant, the Company shall arrange the delivery to such Participant of a share certificate representing the Shares in the Participant's account which the Participant requests to withdraw (any fractional Share being paid in cash). Subject to
Section 8(b) hereof, withdrawals may be made no more frequently than once each Offering Period. Shares received upon share dividends or share splits shall be treated as having been purchased on the Exercise Date of the Shares to which they relate.

                  (b) Notwithstanding anything in Section 8(a) hereof to the contrary, Shares may be withdrawn by a Participant more than once during an Offering Period under the following circumstances: (i) within sixty (60) days following a Change in Control of the Company or (ii) upon the approval of the Committee, in its sole discretion.

         9. Withdrawal; Termination of Employment.

                  (a) A Participant may withdraw at any time all, but not less than all, cash amounts in his or her account under the Plan that have not been used to purchase Shares (including, without limitation, the payroll deductions and cash dividends credited to such Participant's account) by giving written notice to the Company prior to the next occurring Exercise Date. All such payroll deductions and cash dividends credited to such Participant's account shall be paid to such Participant promptly after receipt of such Participant's notice of withdrawal and such Participant's option for the Offering Period in which the withdrawal occurs shall be automatically terminated. No further payroll deductions for the purchase of Shares will be made for such Participant during such Offering Period, and any additional cash dividends during the Offering Period shall be distributed to the Participant.

                  (b) Upon termination of a Participant's Continuous Status as an Employee during the Offering Period for any reason, including voluntary termination, retirement or death, the payroll deductions and cash dividends credited to such Participant's account that have not been used to purchase Shares (and, as to the first Offering Period, any such amounts credited to the account for partial payment for Shares as to which payment has not been completed) shall be returned (and any future cash dividends shall be distributed) to such Participant or, in the case of such Participant's death, to the person or persons entitled thereto under Section 13 hereof, and such Participant's option will be automatically terminated.

                  (c) A Participant's withdrawal from an offering will not have any effect upon such Participant's eligibility to participate in a succeeding Offering Period or in any similar plan which may hereafter be adopted by the Company.

         10. Dividends and Interest.

                  (a) Cash dividends paid on Shares held in a Participant's account shall be credited to such Participant's account and used in addition to payroll deductions to purchase Shares on the Exercise Date. Dividends paid in Shares or share splits of the Shares shall be credited to the accounts of Participants. Dividends paid in property other than cash or Shares shall be distributed to Participants as soon as practicable.

                  (b) No interest shall accrue on or be payable with respect to the payroll deductions or cash dividends credited to a Participant's account under the Plan.

         11. Shares.

                  (a) Subject to adjustment as provided in Section 17 hereof, the maximum number of Shares which shall be reserved for sale under the Plan shall be 444,500 Shares, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2001 equal to the lesser of (i) 400,000 Shares or (ii) a lesser amount determined by the Committee.

Such Shares shall be either authorized and unissued Shares or Shares which have been reacquired by the Company. If the total number of Shares which would otherwise be subject to options granted pursuant to Section 5(b) hereof on an Offering Date exceeds the number of Shares then available under the Plan (after deduction of all Shares for which options have been exercised or are then outstanding), the Committee shall make a pro rata allocation of the Shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Committee shall give written notice to each Participant of such reduction of the number of option Shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

                  (b) Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or, at the election of the Participant, in the name of the Participant and another person as joint tenants with rights of survivorship.

         12. Administration. The Plan shall be administered by the Committee, and the Committee may select administrator(s) to whom its duties and responsibilities hereunder may be delegated. The Committee shall have full power and authority, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting duly held. Except as otherwise provided by the Committee, each Employer shall be charged with all expenses incurred in the administration of the Plan with respect to such Employer's Employees. No member of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan, and all members of the Committee shall be fully indemnified by the Company with respect to any such action, determination or interpretation. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder.

         13. Designation of Beneficiary.

                  (a) A Participant may file with the Company, on forms supplied by the Company, a written designation of a beneficiary who is to receive any Shares and cash remaining in such Participant's account under the Plan in the event of the Participant's death.

                  (b) Such designation of a beneficiary may be changed by the Participant at any time by written notice to the Company, on forms supplied by the Company. In the event of the death of a Participant and in the absence of a beneficiary who has been validly designated under the Plan and who is living at the time of such Participant's death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant in accordance with the applicable laws of descent and distribution, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

         14. Transferability. Neither payroll deductions, dividends or dividend reinvestments credited to a Participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant (other than by will, the laws of descent and distribution or as provided in Section 13 hereof). Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 9 hereof.

         15. Use of Funds. All payroll deductions, dividends or dividend reinvestments received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such funds.

         16. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to Participants as soon as practicable following each Offering Period, which statements will set forth the amounts of payroll deductions, dividends and dividend reinvestments, the per Share purchase price, the number of Shares purchased, the aggregate Shares in the Participant's account and the remaining cash balance, if any.

         17. Effect of Certain Changes. In the event of a Change in Capitalization or the distribution of an extraordinary dividend, the Committee shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including without limitation adjustments to the number of Shares which have been authorized for issuance under the Plan but have not yet been placed under option, as well as the price per Share covered by each option under the Plan which has not yet been exercised. In the event of a Change in Control of the Company, the Offering Period shall terminate unless otherwise provided by the Committee.

         18. Term of Plan. Subject to the Board's right to discontinue the Plan pursuant to Section 19 hereof, the Plan (and its last Offering Period) shall terminate on the tenth anniversary of the commencement of the first Offering Period. Upon any discontinuance of the Plan, unless the Committee shall determine otherwise, any assets remaining in the Participants' accounts under the Plan shall be delivered to the respective Participant (or the Participant's legal representative) as soon as practicable.

         19. Amendment to and Discontinuance of Plan. The Board may at any time amend, suspend or discontinue the Plan. Except as provided in Section 17 hereof, no such suspension or discontinuance may adversely affect options previously granted and no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant which accrued prior to the date of effectiveness of such amendment without the consent of such Participant. No amendment shall be effective unless it receives the requisite approval of the shareholders of the Company if such shareholder approval of such amendment is required to comply with Rule 16b-3 under the Exchange Act or Section 423 of the Code or to comply with any other applicable law, regulation or stock exchange rule.

         20. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

         21. Regulations and Other Approvals; Governing Law.

                  (a) This Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to the choice of law principles of any jurisdiction, except to the extent that such law is preempted by federal law.

                  (b) The obligation of the Company to sell or deliver Shares with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

                  (c) To the extent applicable hereto, the Plan is intended to comply with Rule 16b-3 under the Exchange Act, and the Committee shall interpret and administer the provisions of the Plan in a manner consistent therewith. Any provisions inconsistent with Rule 16b-3 shall be inoperative and shall not affect the validity of the Plan.

         22. Withholding of Taxes. If the Participant makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Participant pursuant to such Participant's exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Offering Date or within the one-year period commencing on the day after the Exercise Date, such Participant shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of Federal, state or local income taxes and other amounts which the Company informs the Participant the Company is required to withhold.

         23. Effective Date. The Plan shall be effective as of the date of the completion of the initial public offering of the Shares, subject to the approval of the Plan by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted.

                                                                    EXHIBIT 10.3

                                  CONSOLIDATED
                                 PROMISSORY NOTE


$2,664,000                                                      August 14, 2001


         DOUGLAS R. LEBDA, a natural person residing in the State of North Carolina (the "Borrower"), for value received, hereby promises to pay to LENDINGTREE, INC. (the "Company"), or its assigns, the principal amount of TWO MILLION SIX HUNDRED THOUSAND SIX HUNDRED SIXTY-FOUR DOLLARS ($2,664,000) (the "Loan"), on the Maturity Dates and in the principal amounts set forth on
Schedule 1 hereto, with interest (computed on the basis of the actual number of days elapsed over a 360 day year) payable on each such Maturity Date, on the unpaid balance of the Loan at a rate per annum equal to 8.0% (such rate, the "Interest Rate"), in arrears; provided, however, that payment of $55,000 of the interest accrued through the June 30, 2002 Maturity Date shall be deferred until the June 30, 2003 Maturity Date. Payments of principal and interest hereon shall be made in lawful money of the United States of America at the address for such purpose specified in Section 9 or at such other address as you or any subsequent holder of this Note may designate in writing, without requiring any presentation or surrender of this Note, except if this Note is paid in full it shall be promptly surrendered to the Borrower and canceled. This note represents the continuing obligation of the Borrower under each of the Prior Notes and supercedes and replaces the Prior Notes.

         Section 1. Acceleration. In addition to the rights granted to the holder of this Note under Section 3 hereof, if the Borrower's employment with the Company is terminated, on the date which is 30 days from the date such termination becomes effective, if such termination is for Cause (or if the Borrower voluntarily terminates his employment for other than Good Reason), the holder of this Note shall have the right to declare the entire principal of, and interest accrued on, this Note then outstanding to be, and this Note shall thereupon become, forthwith due and payable, without any presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived, and the Borrower shall forthwith pay to the holder of this Note the entire principal of, and interest accrued on, this Note.

         Section 2. Representations and Warranties. The Borrower represents and warrants that:

         (a) When executed and delivered, this Note will constitute the valid and legally binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

         (b) The execution, delivery and performance of this Note will not violate or conflict with or constitute a default under, or result in the creation of any mortgage, lien, charge or encumbrance upon any of the properties or assets of the Borrower pursuant to any term of any agreement, instrument, judgment, decree, order, law, statute, rule or regulation applicable to the Borrower or any of Borrower's respective properties or assets.

         (c) The Borrower is not bound by or subject to any agreement, instrument, judgment, decree, order, law, statute, rule or regulation under the terms of or pursuant to which Borrower's obligation to pay interest or principal of this Note, or to perform Borrower's obligations hereunder, is in any way restricted.

         Section 3. Covenants. The Borrower covenants and agrees that until the principal amount of this Note, together with interest thereon and all other obligations incurred hereunder, are paid in full:

         (a) Payment of Principal and Interest. The Borrower shall duly and punctually pay to the Company, when due, all principal of and interest on this Note on the dates and in the manner provided herein. Principal or interest shall be considered paid on the date it is due if the Company withholds on that date money otherwise payable to the Borrower, in the amounts and at the times required under this Note. The Borrower shall pay interest on overdue principal from the due date at the Interest Rate plus 2.0% per annum.

         (b) No Transfer of Pledged Stock. The Borrower shall not transfer any of the Pledged Stock except in accordance with the terms and provisions of the Pledge Agreement.

         (c) Use of Proceeds. The Borrower shall use the proceeds from the Loan solely for the purpose of acquiring capital stock of the Company and not use the proceeds from the Loan, directly or indirectly, to purchase or carry margin securities, as those terms are defined in the laws and regulation applicable to margin loans as promulgated by the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System.

         Section 4. Remedies.

Each of the following shall be Events of Default under this Note:

         (a) the Borrower defaults in the due and punctual payment of all or any part of the principal of this Note when and as the same shall become due and payable, whether at the stated maturity thereof, by notice of or demand for prepayment, or otherwise;

         (b) the Borrower defaults in the due and punctual payment of any interest on this Note when and as such interest shall become due and payable and such default shall have continued for a period of five (5) days;

         (c) any representation or warranty made by the Borrower herein shall prove to be untrue in any material respect as of the date of the issuance or making thereof;

         (d) the Borrower defaults in the performance or observance of any other of the provisions contained in this Note and such default shall have continued for a period of thirty (30) days after the earlier of (i) the Borrower's obtaining actual knowledge of such default or (ii) the Borrower's receipt of written notice of such default;

         (e) the Borrower shall default in the payment when due (whether by scheduled maturity, by required prepayment, by acceleration, by demand, or otherwise) of any indebtedness for borrowed money owing to any other person, or any interest or premium thereon of any amount owing in respect of such indebtedness, in excess of $50,000; or the Borrower shall default in the performance or observance of any obligation or condition with respect to such indebtedness or any other event shall occur or condition exist, if the effect of such default, event or condition is to accelerate the maturity of any such indebtedness or to permit (without regard to any required notice or lapse of time) the holder or holders thereof, or any trustee or agent for such holders, to accelerate the maturity of any such indebtedness, or any such indebtedness shall become or be declared to be due and payable prior to its stated maturity other than as a result of a regularly scheduled payment date;

         (f) there shall remain in force, undischarged, unbonded, or unstayed, for more than thirty (30) days, any final judgment against the Borrower that, with other outstanding final judgments, undischarged, against the Borrower exceeds in the aggregate $10,000;

         (g) the Borrower shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator;
(ii) be generally unable to pay the Borrower's debts as such debts become due;
(iii) make a general assignment for the benefit of the Borrower creditors; (iv) commence a voluntary case under the Bankruptcy Code; (v) file a petition seeking to take advantage of any other law of any jurisdiction relating to bankruptcy, insolvency, or composition or readjustment of debts; (vi) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against the Borrower in an involuntary case under the Bankruptcy Code; or (vii) take any action for the purpose of effecting any of the foregoing;

         (h) a proceeding or case shall be commenced, without the application or consent of the Borrower, in any court of competent jurisdiction, seeking (i) the liquidation of the Borrower's assets, or the composition or readjustment of the Borrower's debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of any substantial part of the Borrower's assets, or
(iii) similar relief in respect of the Borrower under any law of any jurisdiction relating to bankruptcy, insolvency, or the composition or readjustment of debts, and such proceedings or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect for a period of sixty (60) days; or an order for relief against the Borrower shall be entered in an involuntary case under any bankruptcy, insolvency, composition, readjustment of debt, liquidation of assets or similar law of any jurisdiction;

         (i) the Borrower shall die or become incapacitated or otherwise unable to fulfill his duties with the Company; or

         (j) any provision of the Pledge Agreement shall for any reason cease to be valid and binding on the Borrower or the Borrower shall so state in writing; or the Pledge Agreement shall for any reason cease to create a valid lien on any of the Collateral purported to be covered thereby, or such lien shall cease to be a perfected and first priority lien with respect to the Collateral, or the Borrower shall so state in writing;

If an Event of Default specified in clauses (g) and (h) of this Section 3 shall exist, this Note shall automatically become immediately due and payable together with interest accrued thereon, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived.

If an Event of Default other than those specified in clauses (g) and (h) shall exist, the holder of this Note may exercise any right, power or remedy permitted to such holder by applicable law, and shall have, in particular, without limiting the generality of the foregoing, the right to declare the entire principal of, and interest accrued on, this Note then outstanding to be, and this Note shall thereupon become, forthwith due and payable, without any presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived, and the Borrower shall forthwith pay to the holder of this Note the entire principal of, and interest accrued on, this Note.

No course of dealing on the part of the holder of this Note nor any delay or failure on the part of the holder of this Note to exercise any right shall operate as a waiver of such right or otherwise prejudice such holder's rights, powers and remedies. If the Borrower fails to comply with any provision of this Note the Borrower shall pay to the holder, to the extent permitted by applicable law, such further amounts as shall be sufficient to cover the costs and expenses, including but not limited to reasonable attorneys' fees, incurred by such holder in collecting any sums due on this Note or in otherwise assessing, analyzing or enforcing any rights or remedies that are or may be available to it.

The Borrower further waives and agrees not to assert any rights or privileges it may acquire under Section 9-112 of the New York Uniform Commercial Code. Subject to the Amended and Restated Pledge Agreement, the Borrower shall not liable for the deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay all amounts to which the holder of the Note is entitled, and the fees of any attorneys employed by the holder of the Note to collect such deficiency.


         Section 5. Security. In order to secure the payment and performance in full of all of its obligations under this Note, the Borrower covenants and agrees to pledge the Pledged Stock (as defined in the Pledge Agreement) owned by the Borrower, substantially in accordance with the terms of the Pledge Agreement attached hereto as Exhibit A.

         Section 6. No Voluntary Prepayment. Except as otherwise provided for in this Note, Borrower may not pre-pay, in whole or in part, any of the obligations evidenced by this Note.

         Section 7. Right of Set-off. The Company is hereby authorized, at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all amounts at any time held and all indebtedness of other amounts at any time owing by the Borrower to or for the credit or the account of the Company regardless of the currency in which any such deposit, amount or indebtedness may be denominated, against any and all of the due and payable obligations of the Borrower now or hereafter existing, irrespective of whether or not the Company shall have made any demand. The Company will promptly notify the Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Company hereunder are in additional to other rights and remedies (including, without limitation, other rights of set-off) which the Company may have.

         Section 8. Definitions and Principles of Construction.

         (a) Defined Terms. As used in this Note, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Applicable Share Price" shall mean the average closing sale price of the shares of the Company for the ten trading days immediately preceding a Transfer Event.

"Bankruptcy Code" shall mean Title 11 of the United States Code entitled "Bankruptcy", as now and hereafter in effect, or any successor statutes.

"Cause" shall have the meaning assigned to that term in that certain Employment Agreement dated September 2, 1999 between the Company and the Borrower.

"Collateral" shall have the meaning assigned to that term in the Pledge
Agreement.

"Credit Documents" shall mean this Note and the Pledge Agreement.

"Current Value" shall mean the product of the number of shares to be valued multiplied by the Applicable Share Price.

"Good Reason" shall have the meaning assigned to that term in that certain Employment Agreement dated September 2, 1999 between the Company and the Borrower.

"Loans" shall mean, collectively, the Loan and the loan evidenced by the Promissory Note, dated as of the date hereof, by the Borrower in favor of the Company and attached as Exhibit A to the Pledge Agreement.

"Maturity Dates" shall mean June 30, 2002, 2003, 2004, 2005 and 2006, respectively.

"Material Adverse Effect" shall mean a material adverse effect on (i) the properties, assets, condition (financial or otherwise) or earnings prospects of Borrower, (ii) the ability of the Borrower to fully and timely perform the Secured Obligations, (iii) the legality, validity, binding effect or enforceability against the Borrower of any Credit Document or (iv) any material rights, remedies and benefits available to, or conferred upon, the Company, any holder of the Note or any agent (appointed in accordance with the Pledge Agreement) under any Credit Document.

"Minimum Collateral Value" shall mean the product of the aggregate outstanding principal and interest on the Loans multiplied by two and eight tenths (2.8).

"Pledge Agreement" shall mean the Pledge Agreement dated as of even date herewith between the Borrower and the Company, as the same may be amended, supplemented or otherwise modified from time to time.

"Pledged Stock" shall have the meaning assigned to that term in the Pledge Agreement.

"Prior Notes" shall mean each of the $1,200,000 Amended and Restated Promissory Note, dated March 7, 2001, the $500,000 Amended and Restated Promissory, dated March 7, 2001, and $700,000 Promissory Note, dated March 7, 2001, each issued by the Borrower in favor of the Company.

"Secured Obligations" shall have the meaning assigned to that term in the Pledge Agreement.

"Transfer Event" shall mean (i) any transfer, sale, gift or other disposition of all or a portion of the Pledged Stock or (ii) any loan, borrowing or other financing secured or guaranteed by all or a portion of the Pledged Stock.

         (b) Principles of Construction. All references to sections and exhibits are to sections and exhibits in or to this Note unless otherwise specified. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Note shall refer to this Note as a whole and not to any particular provision of this Note.

         Section 9. Notices.

The Borrower's address for all communications related to this Note shall be as follows:

                                Douglas R. Lebda
                              12110 James Jack Lane
                               Charlotte, NC 28277

The Company's address for all communications and payments related to this Note shall be as follows:

                                LendingTree, Inc

                              11115 Rushmore Drive
                         Charlotte, North Carolina 28277
                           Attention: General Counsel

With a copy to:

                                LendingTree, Inc
                              11115 Rushmore Drive
                         Charlotte, North Carolina 28277
                       Attention: Chief Financial Officer

         Section 10. Sale of Pledged Stock. The Borrower agrees that sale, transfer or gift of the Pledged Stock shall be subject to the conditions set forth herein and in Section 9 of the Pledge Agreement .

         Section 11. Successors and Assigns. This Note shall inure to the benefit of and be binding upon the successors and assigns of the Company or any holder of this Note. The provisions hereof are intended to be for the benefit of all holders, from time to time, of this Note, and shall be enforceable by any such holder, whether or not an express assignment to such holder of rights hereunder shall have been made by the holder or any successor or assign. The Borrower may not assign this Note without the prior written consent of the holder of this Note.

         Section 12. Expenses. The Borrower agrees to pay all reasonable out-of-pocket expenses incurred by the holder of this Note, including the reasonable fees, charges and disbursement of counsel for such holder, in connection with the enforcement or protection of such holder's rights under this Note.

         Section 13. No Waiver; Remedies Cumulative. No failure or delay on the part of the Company in exercising any right, power or privilege hereunder and no course of dealing between the Borrower and the Company shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or hereunder or the exercise of any other right, power or privilege hereunder. The rights, powers and remedies herein expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Company or the holder of this Note would otherwise have. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Company to any other or further action in any circumstances without notice or demand.

         Section 14. Limited-Recourse. Recourse to the Borrower with respect to any claims arising under or in connection with this Note shall be limited to the extent provided in the Amended and Restated Pledge Agreement dated August 14, 2001 and the terms, covenants and conditions of the Amended and Restated Pledge Agreement are hereby incorporated by reference as if fully set forth in this Note.

         Section 15. Set-Off. The Borrower may set-off principal and interest due hereunder against cash bonuses from time to time due to him from the Company.

         Section 16. GOVERNING LAW. THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW).

         Section 17. WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE BORROWER HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY MATTER ARISING HEREUNDER.




                                                          /S/ DOUGLAS R. LEBDA
                                                          ----------------------
                                                          Name: Douglas R. Lebda

                                                                   Schedule 1 to
                                                    Consolidated PROMISSORY Note

                                    Payments

                 MATURITY DATE                    AMOUNT (IN $)
                 June 30, 2002                       50,000
                 June 30, 2003                       150,000
                 June 30, 2004                       700,000
                 June 30, 2005                       750,000
                 June 30, 2006                      1,014,000

                                                                    EXHIBIT 10.4



                    -----------------------------------------

                              AMENDED AND RESTATED

                                PLEDGE AGREEMENT

                           Dated as of August 14, 2001



                                      among


                                LENDINGTREE, INC.

                                       and

                                DOUGLAS R. LEBDA

                    -----------------------------------------

                              AMENDED AND RESTATED
                                PLEDGE AGREEMENT


           This AMENDED AND RESTATED PLEDGE AGREEMENT (this "Agreement") is made as of this 14 day of August, 2001, among Douglas R. Lebda, a natural person residing in the State of North Carolina ( the "Pledgor"), and LendingTree, Inc., a Delaware corporation (the "Company").


                              W I T N E S S E T H :
                              - - - - - - - - - -


         WHEREAS, the Pledgor desires that the Company make certain loans in an aggregate principal amount of $2,664,000 (the "Loans") to Mr. Lebda;

         WHEREAS, it is a condition precedent to the Company making such Loans to Mr. Lebda that Mr. Lebda execute and deliver to the Company a promissory note dated August 14, 2001, (the promissory note attached hereto as Exhibit A, the "Note") in favor of the Company as evidence of Mr. Lebda's obligation to repay the Loans;

         WHEREAS, it is a condition to the Company making such loans to Mr. Lebda that the Pledgor execute and deliver to the Company this Agreement; and

         WHEREAS, the Pledgor wishes to grant pledges, assignments and security interests in favor of the Company as herein provided;

         NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Definitions. Terms not otherwise defined herein have, as used herein, the respective meanings provided for in the Note. The following additional terms, as used herein, have the following respective meanings:

         "Collateral" has the meaning assigned to such term in Section 3(A).

         "Company Stock" means the common stock and preferred stock of the Company, par value $0.01 per share listed on Schedule I hereto.

         "Current Value" has the meaning assigned to such term in the Note.

         "Loans" has the meaning assigned to such term in the recitals hereof.

         "Minimum Collateral Value" has the meaning assigned to such term in the Note.

         "Pledged Stock" means the Company Stock and any other capital stock required to be pledged to the Company pursuant to Section 3(B).

         "Secured Obligations" means (i) all principal of and interest (including, without limitation, fees, expenses or otherwise and any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Pledgor) on the Loans as evidenced by the Note and (ii) any amendments, restatements, renewals, extensions or modifications of any of the foregoing.

         "Security Interests" means the security interests in the Collateral granted hereunder securing the Secured Obligations.

         "Surplus" has the meaning assigned to such term in Section 9.

          Unless otherwise defined herein, or unless the context otherwise requires, all terms used herein which are defined in the New York Uniform Commercial Code as in effect on the date hereof shall have the meanings therein stated.

SECTION 2. Representations and Warranties.

          The Pledgor represents and warrants as follows:

         (A) Title to Pledged Securities. The Pledgor owns all of the Pledged Stock, free and clear of any Liens other than the Security Interests. All of the Pledged Stock has been duly authorized and validly issued, and is fully paid and non-assessable, and is subject to no options to purchase or similar rights of any person. The Pledgor is not and will not become a party to or otherwise bound by any agreement, other than this Agreement, which restricts in any manner the rights of any present or future holder of any of the Pledged Stock with respect thereto.

         (B) Validity, Perfection and Priority of Security Interests. Upon the delivery of the certificates representing the Pledged Stock to the Company in accordance with Section 4 hereof, the Company will have valid and perfected security interests in the Collateral subject to no prior lien. No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution or delivery of this Agreement or necessary for the validity or enforceability hereof or for the perfection or enforcement of the Security Interests. The Pledgor has not performed or will not perform any acts which might prevent the Company from enforcing any of the terms and conditions of this Agreement or which would limit the Company in any such enforcement.

         (C) UCC Filing Locations. The primary residence and principal place of business, respectively, of Pledgor are located at the following addresses:

                           12110 James Jack Lane
                           Charlotte, NC 28277

                           and

                           11115 Rushmore Drive
                           Charlotte, NC 28277

SECTION 3.  The Security Interests.

         In order to secure the full and punctual payment of the Secured Obligations in accordance with the terms thereof, and to secure the performance of all the obligations of the Pledgor hereunder:

         (A) The Pledgor hereby assigns and pledges to the Company and grants to the Company a security interest in the Pledged Stock, and all of his rights and privileges with respect to the Pledged Stock (whether such rights are fully vested or may become fully vested in the future), and all income and profits thereon, and all dividends and other payments and distributions with respect thereto, and all proceeds of the foregoing, in each case whether now owned or hereafter existing or in which Pledgor now has or hereafter acquires an interest (the "Collateral"). Contemporaneously with the execution and delivery hereof, the Pledgor is delivering any certificates representing the Pledged Stock in pledge hereunder. In addition, upon the request of the Pledgor, the Company will re-issue any such certificates bearing a legend (in addition to any other legends which may be required on such securities) stating that transfer of such certificates is subject to the terms of this Agreement in substantially the following form:

         "TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF THE AMENDED AND RESTATED PLEDGE AGREEMENT, DATED AUGUST 14, 2001, AMONG DOUGLAS R. LEBDA AND LENDINGTREE, INC."

         (B) In the event that the Company at any time, in connection with the Pledged Stock, issues any additional or substitute shares of capital stock of any class, including, but not limited to, issuing unrestricted shares to replace restricted shares that have vested, the Pledgor will immediately pledge and deposit with the Company certificates representing all such shares as additional security for the Secured Obligations. All such shares constitute Pledged Stock and are subject to all provisions of this Agreement.

         (C) The Security Interests are granted as security only and shall not subject to, or transfer or in any way affect or modify, any obligation or liability of the Pledgor with respect to any of the Collateral or any transaction in connection therewith.

SECTION 4.  Delivery of Pledged Stock.

         All certificates representing Pledged Stock delivered to the Company by the Pledgor pursuant hereto shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, with signatures appropriately guaranteed, and accompanied by any required transfer tax stamps, all in form and substance satisfactory to the Company.

SECTION 5.  Limited-Recourse Obligations.

         (A) The Company hereby agrees that, so long as the conditions set forth in Section 5(B) are satisfied, the Company's sole recourse for satisfaction of that portion of the Secured Obligations consisting of principal on the Loans shall be to exercise its rights against the Collateral secured by this Agreement. Notwithstanding the foregoing the Company shall have full recourse for satisfaction of that portion of the Secured Obligations consisting solely of interest due and payable under the Note.

         (B) Conditions for Non-Recourse Status. (i) The Pledgor (x) is not terminated for Cause by the Company and (y) does not voluntarily terminate his employment for other than Good Reason, as those terms are defined in the Employment Agreement dated as of September 2, 1999, between the Company and the Pledgor; and (ii) Pledgor has exhausted all other capital stock of the Company directly or indirectly held by Pledgor, and all options or other rights to acquire capital stock of the Company, in satisfaction of the Secured Obligations.

SECTION 6.  Filing; Further Assurances.

         (A) The Pledgor agrees that it will, at its expense and in such manner and form as the Company may require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may be necessary in order to create, preserve, perfect or validate any Security Interest or to enable the Company to exercise and enforce its rights hereunder with respect to any of the Collateral. To the extent permitted by applicable law, the Pledgor hereby authorizes the Company to execute and file, in the name of the Pledgor or otherwise, Uniform Commercial Code financing statements (which may be carbon, photographic, photostatic or other reproductions of this Agreement or of a financing statement relating to this Agreement) which the Company in its sole discretion may deem necessary to further perfect the Security Interests.

         (B) The Pledgor agrees that Pledgor will not change (i) Pledgor's name or (ii) the location of Pledgor's primary residence unless Pledgor shall have given the Company not less than 30 days' prior notice thereof.

SECTION 7.  Right to Receive Distributions on Collateral.

         Prior to the occurrence of any Event of Default, the Pledgor shall be entitled to receive all cash dividends, if any, on the Pledged Stock. Upon the occurrence and during the continuance of an Event of Default, the Company shall be entitled to retain all dividends and other payments and distributions made upon or with respect to the Collateral and the Pledgor shall take all such action as the Company may deem necessary or appropriate to give effect to such right and all such dividends and other payments and distributions which are received by the Pledgor shall be received in trust for the benefit of the Company and shall, forthwith upon demand by the Company during the continuance of an Event of Default, be paid over to the Company as Collateral in the same form as received (with any necessary endorsement). After all Events of Default that shall have occurred have been cured, the Company's right to retain dividends, interest and other payments and distributions under this Section 7 shall cease and the Company shall pay over to the Pledgor any such Collateral retained by the Company during the continuance of an Event of Default. Any non-cash dividends and other payments or distributions shall be immediately pledged to the Company hereunder.

SECTION 8.  General Authority.

         The Pledgor hereby irrevocably appoints the Company its true and lawful attorney, with full power of substitution, in the name of the Pledgor, the Company, or otherwise, for the sole use and benefit of the Company, but at the expense of the Pledgor, to the extent permitted by law to exercise, at any time and from time to time while an Event of Default has occurred and is continuing, all or any of the following powers with respect to all or any of the Collateral:

                  (i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,

                  (ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto,

                  (iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Company were the absolute owner thereof, and

                  (iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that the Company shall give the Pledgor not less than ten days' prior written notice of the time and place of any sale or other intended disposition of any of the Collateral except any Collateral which is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market. The Company and the Pledgor agree that such notice constitutes "reasonable notification" within the meaning of Section 9-504(3) of the Uniform Commercial Code.

SECTION 9.  Sale of Pledged Stock.

         If the Current Value of the Pledged Stock is less than the Minimum Collateral Value, the Pledgor shall not sell, transfer or gift the Pledged Stock without receiving prior written consent from the Company.

SECTION 10.  Remedies upon Event of Default.

         If any Event of Default shall have occurred and be continuing, the Company may exercise all the rights of a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, the Company may, without being required to give any notice, except as herein provided or as may be required by applicable law,
(i) apply the cash, if any, then held by it as Collateral as specified in
Section 13 and (ii) if there shall be no such cash or if such cash shall be insufficient to pay all the Secured Obligations in full, sell the Collateral or any part thereof at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Company may deem satisfactory. The Company may be the purchaser of any or all of the Collateral so sold at any public sale (or, if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations, at any private sale). The Company is authorized, in connection with any such sale, if it deems it advisable so to do, (i) to restrict the prospective bidders on or purchasers of any of the Pledged Stock to a limited number of sophisticated investors who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or sale of any of such Pledged Stock, (ii) to cause to be placed on certificates for any or all of the Pledged Stock or on any other securities pledged hereunder a legend to the effect that such security has not been registered under the Securities Act of 1933 and may not be disposed of in violation of the provision of said Act, and
(iii) to impose such other limitations or conditions in connection with any such sale as the Company deems necessary or advisable in order to comply with said Act or any other law. The Pledgor covenants and agrees that it will execute and deliver such documents and take such other action as the Company deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Company shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold. Each purchaser at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of the Pledgor which may be waived, and the Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal which it has or may have under any law now existing or hereafter adopted. The notice (if any) of such sale required by Section 9 shall (1) in case of a public sale, state the time and place fixed for such sale, (2) in case of sale at a broker's board or on a securities exchange, state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof so being sold, will first be offered for sale at such board or exchange, and (3) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Company may fix in the notice of such sale. At any such sale the Collateral may be sold in one lot as an entirety or in separate parcels, as the Company may determine. The Company shall not be obligated to make any such sale pursuant to any such notice. The Company may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Company until the selling price is paid by the purchaser thereof, but the Company shall not incur any liability in case of the failure of such purchaser to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice. The Company, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction.

SECTION 11.  Expenses.

         The Pledgor agrees that it will forthwith upon demand pay to the
Company:

                  (i) the amount of any taxes which the Company may have been required to pay by reason of the Security Interests or to free any of the Collateral from any Lien thereon, and

                  (ii) the amount of any and all out-of-pocket expenses, including the fees and disbursements of counsel and of any other experts, which the Company may incur in connection with (w) the administration or enforcement of this Agreement, (x) the collection, sale or other disposition of any of the Collateral, (y) the exercise by the Company of any of the rights conferred upon it hereunder or (z) any Event of Default.

SECTION 12.  Limitation on Duty of Company in Respect of Collateral.

         Beyond the exercise of reasonable care in the custody thereof, the Company shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Company shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent or bailee selected by the Company in good faith.

SECTION 13.  Application of Proceeds.

         Upon the occurrence and during the continuance of an Event of Default, the proceeds of any sale of, or other realization upon, all or any part of the Collateral and any cash held shall be applied by the Company in the following order of priorities:

                  first, to payment of the expenses of such sale or other realization, including reasonable compensation to agents and counsel for the Company, and all expenses, liabilities and advances incurred or made by the Company in connection therewith, and any other unreimbursed expenses for which the Company is to be reimbursed pursuant to Section 12 of the Note or Section 11 hereof;

                  second, to the ratable payment of accrued but unpaid interest on the Secured Obligations in accordance with the provisions of the Note;

                  third, to the ratable payment of unpaid principal of the Secured Obligations;

                  fourth, to the ratable payment of all other Secured Obligations, until all Secured Obligations shall have been paid in full; and

                  finally, to payment to the Pledgor or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds.

SECTION 14.  Appointment of Agents.

         At any time or times, in order to comply with any legal requirement in any jurisdiction, the Company may appoint a bank or trust company or one or more other persons, to act as agent or agents on behalf of the Company with such power and authority as may be necessary for the effectual operation of the provisions hereof and may be specified in the instrument of appointment (which may, in the discretion of the Company, include provisions for the protection of such agent or agents similar to the provisions of Section 14).

SECTION 15.  Termination of Security Interests; Release of Collateral.

         Upon the repayment in full of all Secured Obligations, the Security Interests shall terminate and all rights to the Collateral shall revert to the Pledgor. At any time and from time to time prior to such termination of the Security Interests, the Company may release any of the Collateral in accordance with its discretion. Upon any such termination of the Security Interests or release of Collateral, the Company will, at the expense of the Pledgor, execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence the termination of the Security Interests or the release of such Collateral, as the case may be.

SECTION 16.  Notices.

         (A) All notices, communications and distributions hereunder shall be given in accordance with Section 9 of the Note.

         (B) The Company agrees to use its reasonable efforts to provide written notice to the Pledgor at least ten (10) business days before any amounts become due under this Agreement or either Note. No failure by the Company to provide such notice shall excuse or waive the performance by the Pledgor of the Pledgor's obligations under this Agreement or the Note.

SECTION 17.  Waivers, Non-Exclusive Remedies.

         No failure on the part of the Company to exercise, and no delay in exercising and no course of dealing with respect to, any right under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise by the Company of any right under the Note or this Agreement preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the Note are cumulative and are not exclusive of any other remedies provided by law.

SECTION 18.  Successors and Assigns.

         This Agreement is for the benefit of the Company and its successors and assigns, and in the event of an assignment of all or any of the Secured Obligations, the rights hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness. This Agreement cannot be assigned by the Pledgor without the written consent of the Company and its successors and assigns.

SECTION 19.  Changes in Writing.

         Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only in writing signed by the Pledgor and the Company.

SECTION 20.  GOVERNING LAW.

         THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF
LAW), EXCEPT AS OTHERWISE REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT REMEDIES PROVIDED BY THE LAWS OF ANY JURISDICTION OTHER THAN NEW YORK ARE GOVERNED BY THE LAWS OF SUCH JURISDICTION.

SECTION 21.  WAIVER OF TRIAL BY JURY.

         TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE PLEDGOR HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY MATTER ARISING HEREUNDER.

SECTION 22.  Severability.

         If any provision hereof is invalid or unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Company in order to carry out the intentions of the parties hereto as nearly as may be possible; and (ii) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

SECTION 23.  Counterparts.

         This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.


                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be duly executed and delivered as of the day and year first above written.




                                                By /S/ Douglas R. Lebda
                                                   -----------------------
                                                   Name:  Douglas R. Lebda



                                                      LENDINGTREE, INC.


                                                 By _______________________
                                                    Name:
                                                    Title:

                       SCHEDULE I TO AMENDED AND RESTATED
                                PLEDGE AGREEMENT

Attached to and forming a part of that certain Amended and Restated Pledge Agreement, dated as of August 14, 2001 made by Douglas R. Lebda to LendingTree, Inc.

                                                         Pledged  Shares


                                               Class of Stock     Certificate                                  Number of Shares
Pledgor                   Issuer               or Interest        Nos.                Par Value                     of Interest
-------                   ------               -----------        -----               ----------                    -----------

Douglas R. Lebda          LendingTree, Inc.    Common             BOOK001             $0.01                          146,387.00

Douglas R. Lebda          LendingTree, Inc.    Common             BOOK002             $0.01                           21,747.00

Douglas R. Lebda          LendingTree, Inc.    Common             LT000069            $0.01                          109,494.00

Douglas R. Lebda          LendingTree, Inc.    Common             Broker              $0.01                            3,800.00

Douglas R. Lebda & Tara   LendingTree, Inc.    Common             LT000070            $0.01                          589,280.00
G. Lebda, JT TEN WROS

Douglas R. Lebda          LendingTree, Inc.    Series A 8%        New Issue           $0.01                          200,000.00
                                               Convertible
                                               Preferred Stock

                          EXHIBIT A TO PLEDGE AGREEMENT

                                 Promissory Note

                                  See Attached

                                                                    EXHIBIT 99.1

Dear Shareholder,

On behalf of LendingTree(R), Inc., I would like to take this opportunity to highlight some of the noteworthy events that have occurred during the first half of 2001 and take a look ahead at our future plans as we quickly approach our most significant milestone - becoming profitable on a cash-operating basis during the first quarter of 2002.

BUSINESS RESULTS

LendingTree continues to post record results, a confirming indicator of our #1 brand awareness in online lending among adults nationwide. A recent brand awareness study conducted by a third party marketing research firm confirms LendingTree as the market leader within the arena of online lending. LendingTree brand awareness among adults nationwide is more than 2.5 times our perceived direct competitors and is comparable to or exceeds the awareness of the top five retail banks in the country. The results of this study translate into the impressive numbers among many of our key operating metrics. During the first half of 2001, we successfully transmitted more than 650,000 loan requests, representing more than $52 billion in loan demand, to the lenders on our network. Loans closed through the LendingTree marketplace in the first half of this year grew to more than 140,000, representing more than $4.8 billion in dollar volume, an increase of 141% and 159%, respectively, from the same period in 2000. Since inception, LendingTree has processed more than four million completed loan requests and facilitated more than ten billion dollars of closed loans.

Our revenue grew to more than $28 million in the first half of 2001, an increase of 130% over the same period last year. Contributing to the revenue growth is the adoption of our Lend-Xsm technology by industry leaders such as Bank of America, Freddie Mac, Wachovia, MSN, Costco Warehouse Club, and Delta Airlines. Sales of Lend-Xsm technology during the first six months increased to $2.9 million, an increase of more than 470% compared the same period last year. A recent industry report on the subject of online mortgage technology predicts that LendingTree's technology "will emerge as the platform of choice" among lenders for originating, decisioning and pricing loans. (Source: Forrester
Research: Resuscitating Mortgage Lending, May 2001)

LendingTree's cash operating loss (EBITDA) continues to decline as we move closer to our goal of profitability. The EBITDA loss per share of $0.36 in the first quarter of 2001 and $0.30 in the second quarter represent improvements over the same periods in 2000 of 60% and 70%, respectively. Since the Company's initial public offering in February 2000, LendingTree has met or exceeded First Call's analyst consensus estimates for six consecutive quarters.

The LendingTree exchange continues to grow and, at the conclusion of the first half of 2001, the number of member financial institutions was more than 130, an increase of 29% over the same time last year. Additionally, participants include six of the top ten banks in the United States.

We continue to improve the cost efficiency of attracting new customers. Our variable marketing cost per transmitted loan request during the first half of 2001 was more than 75% below the same period last year. Our customer acquisition strategy and our #1 brand awareness position are supported by our ongoing advertising efforts.

(INSERT GRAPHS HERE)

MAJOR INITIATIVES

We continue to improve and advance our Lend-Xsm technology platform. A major enhancement made during the first half of 2001 was the release of Lend-Xsm Version 4.1, which introduced our Automated Decision Engine (ADE). The new functionality of Version 4.1 and ADE allows consumers to track their loan status online and enables lenders to automatically decision and extend risk-based offers, harness the Internet to accept and process loan applications from traditional offline channels, and generate a significant reduction in processing costs. During the first half of 2001, LendingTree signed 17 contracts for Lend-Xsm technology and ADE licenses with leading companies, such as Freddie Mac, Bank of America, CBS MarketWatch, Costco Warehouse Club, The Motley Fool, HGTV, Home Security Mortgage, Nationwide Lending, Freedom Mortgage, Aames Home Loans, and American Residential Mortgage.

FINANCING

On March 7, 2001, LendingTree announced commitments in conjunction with a financing package of $45 million consisting of $13.5 million in cash raised through the sale of convertible preferred stock and an additional $7.5 million from two lines of credit. The company also received the commitment for a $24 million line of common equity financing. On July 16, LendingTree closed a $15 million credit facility with GE Capital to support our working capital needs over the next two years. This new facility, which is secured by accounts receivable and has more favorable financing terms than previous facilities, replaced an unused $5 million credit line that was part of the original $45 million package. These funds ensure the company will have more than adequate financing to achieve profitability. Through June 30, the company had not incurred any debt from these facilities and had not utilized any of the common equity financing line.

IN BRIEF

LendingTree takes great pride in our strong, experienced management team. Members of our team, including Rick Stiegler, Chief Technology Officer, and Lori Collins, Senior Vice President of LendingTree.com, have won significant awards and recognition this year. In addition, Tom Reddin was promoted to President and Chief Operating Officer in July 2001 to recognize his continued leadership and managerial success at LendingTree.

LendingTree continues to make great strides toward our long-term goal of being the dominant lending exchange and our short-term goal of reaching profitability during the first quarter of 2002 - progress that has helped our stock make significant gains this year. LendingTree continues to facilitate an increasing share of the rapidly growing online lending market, which last year represented only two percent of the approximately $2 trillion consumer lending industry in the United States. As the clear leader in our field, we expect to benefit from further penetration of online lending in the years to come. Industry growth, coupled with a relentless focus on our mission, business goals, and bottom-line results, should yield additional value for our shareholders.

I look forward to communicating with you periodically to share more successes as LendingTree continues to grow and lead this exciting and dynamic industry.

Best Regards,


Douglas Lebda
Founder and CEO


INVESTOR INQUIRIES

To receive copies of our most recent annual report and quarterly filings with the Securities and Exchange Commission, along with other corporate information about LendingTree, recent press releases, quarterly reports and additional investor information, please visit the Investor Relations section of LendingTree's Web site at www.lendingtree.com.


CORPORATE HEADQUARTERS
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, NC  28277
704-541-5351 PHONE
704-541-1824 FAX